UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Techlok Solutions, LLC

Legal status of Issuer:

> *Form:*
> Limited liability company

> *Jurisdiction of Incorporation/Organization:*
> Michigan

> *Date of Organization:*
> May 3, 2019

Physical Address of Issuer:
33717 Woodward Ave. #588, Birmingham, MI 48009

Is there a co-issuer?   yes X no.

Name of Intermediary through which the Offering will be Conducted:
SILICON PRAIRIE CAPITAL PARTNERS, LLC

CIK Number of Intermediary:
CIK# 0001640943

SEC File Number of Intermediary:
SEC#: 008-69625

CRD Number of Intermediary:
CRD#: 226591

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering,including the amount of referral and any other fees associated with the offering:
$4,000 to start a Test The Waters site, and launch compliant REG-CF Commission on funds raised: 6% Cash on First $5,000,000.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None

Type of Security Offered:
0.011% Membership interest in the Company

Target Number of Securities to be Offered:
600

Price (or Method for Determining Price):
$1,000 for 0.011% membership interest in the Company
Company valuation of $9,090,909.09

Minimum Investment Amount:
$1,000

Target Offering Amount:
$50,000

Oversubscriptions Accepted:
☑ Yes ☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from Target Offering Amount):
$600,000

Deadline to reach the Target Offering Amount:
April 1, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$277,525	332,506
Cash & Cash Equivalents	99,201	61,286
Accounts Receivable	132	0
Short-term Debt	169,034	90,531
Long-term Debt	702,752	113,726
Revenue/Sales	25,176	495
Cost of Goods Sold	211,469	124,346
Taxes Paid	0	0
Net Income	(1,332,010)	(796,076)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South

Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Techlok Solutions, LLC
(Issuer)

By _____
Ryan Angott, Manager & CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

_____
(Title) Manager & CEO

_____
(Date)

THE COMPANY

1. Name of issuer: <u>Techlok Solutions, LLC</u>

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
☐ Yes ☑ No

Explain: _____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: <u>Ryan Angott</u>   Dates of Board Service: <u>May 3, 2019, to Present</u>

    Principal Occupation: <u>Manager and CEO</u>

    Employer: <u>Techlok Solutions, LLC</u> Dates of Service: <u>May 3, 2019 to Present</u>

    Employer's principal business: <u>Tech accessory company</u>

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

      Employer: Techlok Solutions, LLC _____

      Employer's principal business: <u>Tech accessory company</u>

      Title: <u>Manager and CEO</u>   Dates of Service: <u>May 3, 2019 to Present</u>

      Responsibilities: <u>General oversight and management of the company</u>

Name: <u>Paul Angott</u>   Dates of Board Service: <u>May 3, 2019, to Present</u>

      Principal Occupation: <u>Manager and Vice President of Engineering</u>

      Employer: <u>Techlok Solutions, LLC</u> Dates of Service: <u>May 3, 2019, to Present</u>

      Employer's principal business: <u>Tech accessory company</u>

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

      Employer: Paul Angott_____

      Employer's principal business: <u>Tech accessory company</u>

      Title: <u>Manager of Vice President of Engineering</u> Dates of Service: <u>May 3, 2019, to present</u>

      Responsibilities: <u>Product development and intellectual property</u>

      _____

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

      For Ryan Angott and Paul Angott, see Item 4 above.

      Name: <u>Dennis Durco</u>

      Title: <u>Vice President of Finance</u>   Dates of Service: <u>May 2019 to Present</u>

      Responsibilities: <u>Finance and operations</u>

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

      Employer: <u>Rysenia Capital</u>

      Employer's principal business: <u>Accounting and finance services</u>

      _____

      Title: <u>Chief Executive Officer</u>   Dates of Service: <u>1995 to Present</u>

      Responsibilities: <u>Manage and supervise all activities</u>

Name: Benjamin Hopwood

Title: Vice President of Operations   Dates of Service: February 2023 to Present

Responsibilities: Manage product, operations, and supply chain

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Agentic.Solutions

Employer's principal business: AI solutions for businesses

Title: Founder Dates of Service: December 2023 to Present

Responsibilities: Systems development

Employer: VAST Energy Solutions, LLC

Employer's principal business: Electric power generation

Title: Business Development Dates of Service: March 2023 to February 2024

Responsibilities: Strategic initiatives generative AI

Employer: Gembah

Employer's principal business: Platform which connects designers, manufacturers, and supply chain experts

Title: Chief Operating Officer   Dates of Service: December 2020 to December 2022

Responsibilities: Supervised and managed global operations team

Name: Lisa Nemeroff

Title: Senior Marketing Manager   Dates of Service: August 2024 to Present

Responsibilities: Oversee brand and growth marketing

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: NEMS Marketing

Employer's principal business: Marketing agency

Title: Founder and CEO Dates of Service: November 2023 to Present

Responsibilities: Manage business and operations

Employer: The Village Cooks

Employer's principal business: Nonprofit addressing food security and meal-sharing platform

Title: Head of Marketing Dates of Service: October 2023 to October 2024

Responsibilities: Marketing and community engagement

Employer: Juice Bar

Employer's principal business: Motor vehicle manufacturing

Title: Head of Brand & Growth Marketing   Dates of Service: April 2021 to October 2023

Responsibilities: Oversee brand and growth marketing opportunities

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ryan Angott	28.5969% Membership Interest	28.5969%
Paul Angott	28.5969% Membership Interest	28.5969%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

TechLok Solutions

Comprehensive Business Plan - March 2025

Executive Summary

TechLok Solutions is a pioneering tech accessory company delivering innovative physical security products designed for the modern "work from anywhere" lifestyle. Founded by security industry veterans with proven track records, TechLok has established itself with flagship products LapLok and TouchLok, along with a growing ecosystem of complementary travel-tech accessories.

Our core product lineup addresses a critical, underserved market gap: the security of mobile computing devices, with 1.6 million laptops stolen daily and 75% of modern laptops lacking traditional security lock slots. With patented technology, strategic distribution partnerships, and high-margin products (65-82%), TechLok is poised for explosive growth from $2.8M in 2025 to $65M by 2029.

TechLok has secured major retail and distribution partnerships including Target, Best Buy Canada, Staples, TD Synnex, and is targeting airport retail channels with potential for $26M in annual sales. The company has attracted strategic investment from tech industry titan Stuart McClure (former CEO/CTO of McAfee & Cylance) and assembled an experienced leadership team and advisory board.

This business plan outlines our path to capturing a significant share of the laptop security market. We are seeking funding to fuel inventory expansion and capitalize on our upcoming "Go Fund Yourself" TV appearance (airing April 2025), which is anticipated to drive $250K-$500K in sales and provide significant brand exposure.

Company Overview

Mission Statement

To provide innovative travel-tech security products that protect valuable devices without compromising convenience, serving the evolving needs of mobile professionals globally.

Company History

TechLok Solutions was born out of the recognition of three converging trends:

1. The remote work revolution creating a boom in coffee shop and shared workspace usage
2. Rising physical and cybercrime rates, particularly theft of electronic devices
3. Increasing corporate compliance requirements around data security and device protection

Co-founded by Ryan and Paul Angott, TechLok has built on their extensive experience in security, technology, and consumer products. The company has developed from concept to market-ready products with significant traction, securing patents, establishing manufacturing channels, and building distribution partnerships.

Legal Structure

TechLok Solutions is incorporated as a private company with founder ownership and angel investor participation. The company has raised approximately $2.7 million to date, with approximately $425,000 from founders and approximately $2.3 million from angel investors.

Location

We are located in Royal Oak, MI, about 20 minutes outside of Detroit.

Product and Service Offerings

Core Products

LapLok

Our flagship laptop security device addresses a fundamental market gap - the 75% of modern laptops that lack traditional security lock slots. Key features include:

- Universal compatibility with all laptops and tablets regardless of manufacturer
- Works in virtually all seating arrangements including booths, bars, and desks
- Smart technology with an adjustable 80-dB alarm system
- Patented dual-purpose functionality for securing bags and other assets
- Easy on/off functionality for user convenience
- Customizable with company logos for corporate clients
- MSRP: $99.95

TouchLok

The only TSA-approved biometric travel lock on the market, providing:

- Biometric security for luggage, bags, and other travel items
- TSA compliance for hassle-free airport security
- Premium branded opportunities for corporate clients
- MSRP: $49.95

BagLok

A specialized security solution for luggage, extending our security ecosystem. BagLok retails for $19.95

Additional Product Lines

TechLok currently offers a dozen SKUs including complementary phone mounts, chargers, and other travel-tech accessories that align with our brand positioning. All products maintain premium margins between 65-82%.

Competitive Advantages

Compared to traditional cable locks, LapLok offers significant advantages:

- Works with all laptops vs. only 25% that have security slots
- Functions in all seating environments vs. limited applications for cable locks
- Provides alarm functionality that cable locks lack
- Offers dual-purpose functionality including bag holding
- Premium yet accessible pricing aligned with product value

Intellectual Property

TechLok's competitive position is protected by:

- Granted patents in the US and internationally
- Registered trademarks for product names and branding
- Unique designs that solve problems competitors cannot address

---

Market Analysis

Industry Overview

The laptop security market exists at the intersection of three growing sectors:

1. Travel accessories
2. Tech accessories
3. Security products

This blue ocean opportunity combines these segments with limited direct competition, especially for the 75% of laptops without security lock ports.

Market Size

- Primary market: 1 million laptops stolen annually in the USA
- Secondary market: 6 million laptops stolen worldwide annually
- Total addressable market: 2 billion laptops globally needing modern security solutions

The financial impact of laptop theft extends beyond the device cost:

- Average cost of a stolen corporate laptop: $49,000 (including data breach costs)
- Potential compliance fines: Up to $3 million (demonstrated by the AvMed case)
- 12,000 laptops lost/stolen weekly in airports alone

Customer Profile

TechLok targets two primary customer segments:

B2B Customers:

- Corporate IT departments responsible for device security
- HR departments purchasing employee onboarding/welcome kits
- Promotional product distributors (50,000+ potential resellers)
- Corporate travel managers and travel management companies
- Retail travel stores in airports and travel centers

B2C Customers:

- Mobile professionals who work in public spaces
- Business travelers concerned about device security
- Technology enthusiasts seeking practical solutions
- Premium accessory buyers looking for quality products

Both segments are characterized by:

- Higher disposable income and willingness to pay for premium solutions
- Desire for security without sacrificing convenience
- Interest in new, unique tech products with clear value propositions

Competitor Analysis

The traditional laptop security market is dominated by cable lock manufacturers like Kensington, which has sold over $1 billion in cable locks. However, these solutions:

1. Only work with the 25% of laptops that have built-in security slots
2. Require specific furniture configurations to function
3. Lack alarm functionality
4. Have limited additional uses beyond laptop security

TechLok's innovative approach addresses these limitations with a universal solution that works with all laptops in virtually all environments, creating a defensible competitive position in a growing market.

Marketing and Sales Strategy

Brand Positioning

TechLok is positioned as the essential security brand for the "work from anywhere" lifestyle, combining:

- Premium but accessible pricing
- Innovative technology with practical applications
- Sleek design that enhances rather than detracts from premium devices
- Custom branding opportunities for corporate clients

Marketing Channels

Digital Marketing

- E-commerce website (techloksolutions.com)
- Amazon marketplace presence
- Social media campaigns highlighting product usage scenarios
- Content marketing emphasizing theft prevention and data security
- Targeted advertising to business travelers and mobile professionals
- TikTok Shop presence

Trade Shows and Industry Events

- Security industry conferences
- Corporate travel management events
- IT and technology trade shows
- Promotional products industry shows

Public Relations

- Media coverage of innovative security solutions
- Statistics and stories about laptop theft and data breaches

- Thought leadership on travel security and remote work trends
- Upcoming "Go Fund Yourself" TV appearance (April 2025)

Sales Channels

Direct to Consumer (D2C)

- Company website e-commerce
- Amazon marketplace
- TikTok Shop
- Other online marketplaces

B2B Sales

- Direct outreach to corporate IT and HR departments
- Promotional products industry (50,000+ distributors)
- Corporate gift programs and employee welcome kits

Retail Partners

- Online retail through Target, Best Buy Canada, and Staples
- Specialty travel and tech retailers
- Airport retail through partnerships with Paradies Lagardère (4,800+ stores), Dufry (2,300+ stores), and DFS (420+ stores)

Distribution Partners

- D&H (Annual Sales: $7B)
- Petra (Annual Sales: $3B)

Growth Strategy

TechLok's growth strategy follows a multi-channel approach:

1. **Expand B2B Channel Penetration**
   - Leverage existing relationships with promotional product distributors
   - Target Fortune 1000 IT and HR departments directly
   - Create branded corporate programs for employee security
2. **Extend Retail Presence**
   - Build on existing relationships with Target, Best Buy Canada, and Staples
   - Target additional national retailers including StarTech, Microsoft, Dell, Follett, Micro Center, Monster, and Office Depot/OfficeMax
   - Develop airport retail channel through duty-free and travel accessory stores
3. **Increase D2C Sales Volume**
   - Enhance website user experience and conversion rate
   - Optimize Amazon presence and expand to international Amazon marketplaces
   - Leverage upcoming TV appearance for brand awareness
4. **Product Line Expansion**
   - Develop additional SKUs that complement existing security products
   - Create bundled solutions for corporate and retail channels
   - Explore adjacent product categories aligned with our target market

---

Operations Plan

Manufacturing and Supply Chain

We have a world class manufacturing partner in Mumbai, India whom we have had a long standing relationship with. They can make high quality products in high volume. We have visited the factory over 12 times. Jay Precision does over $70 MM in revenue and has proven to be a great manufacturing partner.

Inventory Management

TechLok maintains strategic inventory levels to support projected growth while managing cash flow. With current funding, we're preparing expanded inventory to support anticipated demand from the upcoming TV appearance and growing distribution channels.

Logistics and Fulfillment

We currently have a fulfillment arm called DataPak, located in Howell, MI. We also have other partners whom handle decorating and shipment.

Organization and Management

Leadership Team

Ryan Angott, President & Co-founder

- Visionary entrepreneur with 20 years in sales and marketing
- 8 years of experience in cybersecurity
- Has sold over $33MM of software to Fortune 100 companies
- Significant experience in B2B channel sales

Paul Angott, VP of Engineering & Co-founder

- Honorary PhD
- Michigan Entrepreneur of the Year (2011)
- Holds 44 patents
- Sold over $100 million of patented products
- Product development expertise with consumer electronics

Dennis Durco, VP of Finance

- Financial operations specialist & CPA
- CEO of Rysenia Capital
- Over 30 years of experience working with start up's

Benjamin Hopwood, VP of Operations

- Operations and logistics expert
- Lived in Asia for 17 years, speaks fluid Mandarin
- Expert at negotiation and QC

Lisa Nemeroff, Senior Marketing Manager

- Marketing strategist focused on brand development
- Seasoned marketing leader with over 20 years experience working for start ups

Advisory Board

TechLok has assembled a strategic advisory board including:

- Matt Hubbard, CEO Continental Services (Executive Management, M&A)
- Doug Freutel, VP Radiant Technology Group (IT Distribution & Channel)
- Gabe Deale, COO at AKA Identity (Growth & Scaling)
- Carl Matisse, Chairman at Summit Properties (Growth & Scaling)

Strategic Investor

Stuart McClure, Tech Titan

- Lead strategic investor ($500K deal)
- Former CEO/CTO of McAfee & Cylance
- Extensive industry connections and security expertise
- Author of "Hacking Exposed"

Financial Plan

Current Financial Status

To date, TechLok has raised approximately $2,700,000 in capital:

- $425K from founders
- $2.3MM from angel investors
- $20K BAF grant
- $10K credit card debt

Use of New Funds

The upcoming funding round of up to $600,000 will be allocated:

- $325K for Sales/Shows/Staffing
- $175K for Inventory expansion
- $100K for Marketing initiatives

Current Pipeline

TechLok has a strong sales pipeline of $6.1MM across 87 active deals with companies including:

- StarTech
- Follett
- Dell Technologies
- Microsoft
- Micro Center
- Monster

- Office Depot/OfficeMax

Exit Strategy

We plan to sell to a complimentary brand in the computer accessory space such as Belkin, Dell, Lenovo, etc.

Growth & Expansion Plans

Short-Term Goals (12-18 months)

1. Capitalize on "Go Fund Yourself" TV appearance (April 2025) with anticipated sales of $250K-$500K
2. Complete integration with existing retail partners (Target, Best Buy Canada, Staples)
3. Expand product presence in promotional products industry
4. Launch airport retail channel with initial partners
5. Expand inventory levels to support growth

Medium-Term Goals (18-36 months)

1. Expand retail presence to additional national chains
2. Launch international distribution
3. Develop additional product lines complementing core security offerings
4. Strengthen B2B sales team and channel partnerships
5. Achieve profitability milestones

Long-Term Vision (3-5 years)

1. Establish TechLok as the leading travel-tech security brand globally
2. Expand to comprehensive security ecosystem for mobile professionals
3. Achieve revenue of $65M with $13M EBITDA by 2029
4. Position company for strategic acquisition or other liquidity event

---

Risk Analysis and Mitigation

Potential Risks

Supply Chain Disruptions

- Risk: Manufacturing or shipping delays impacting product availability
- Mitigation: Diversified manufacturing partnerships and strategic inventory reserves

Competitive Response

- Risk: Established security companies developing similar products
- Mitigation: Strong patent protection and continued innovation pipeline

Market Adoption Rate

- Risk: Slower than projected market education and adoption
- Mitigation: Multi-channel marketing approach and strategic partnerships

Economic Downturn

- Risk: Reduced corporate spending on accessories and security
- Mitigation: Focus on compliance and cost-saving aspects of data security

Inventory Management

- Risk: Cash flow challenges with inventory scaling
- Mitigation: Data-driven inventory forecasting and just-in-time approaches where possible

---

Funding Request

TechLok Solutions is seeking $600,000 in funding to capitalize on our current momentum and upcoming national TV exposure. This investment will enable:

1. **Inventory Expansion ($175K)**
   - Increase production capacity to meet anticipated demand from TV appearance
   - Support fulfillment of growing retail and distribution channel orders
2. **Sales and Marketing ($425K)**
   - Trade show presence and B2B channel development
   - Digital marketing campaigns aligned with TV appearance
   - Sales team expansion to pursue B2B opportunities

For reference, the Company's Articles of Organization and Operating Agreement are included below.

**RISK FACTORS**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Risks Related to Our Business and Industry

1. **Market Acceptance**. Our success hinges on the widespread acceptance of our physical security products, such as LapLok, TouchLok, and BagLok, which are designed to address the security needs of mobile professionals in the "work from anywhere" lifestyle. The business plan highlights a total addressable market of 2 billion laptops globally, with 1 million stolen annually in the U.S. alone, but there is no guarantee that our target customers—mobile professionals, business travelers, and corporate IT departments—will adopt our solutions over existing alternatives or emerging technologies. If customers do not perceive the value of our products, or if they find alternative solutions more convenient or cost-effective, our sales may fall short of projections, which start at $2.8 million in 2025 and aim for $60 million by 2029. Slow market adoption could also hinder our ability to achieve economies of scale, increase production costs, and ultimately impact our path to profitability, making it difficult to meet financial goals and deliver returns to investors.
2. **Competition**. We operate in a highly competitive industry at the intersection of travel accessories, tech accessories, and security products, where we face significant competition from established players like Kensington, which has sold over $1 billion in cable locks. These competitors have greater financial resources, larger customer bases, and stronger brand recognition, allowing them to potentially develop similar products, engage in aggressive pricing strategies, or outpace us in marketing and distribution. The business plan notes that 75% of modern laptops lack traditional security slots, creating a market gap we aim to fill, but competitors could innovate to address this gap or leverage their existing market presence to erode our share. This competitive pressure could limit our ability to grow our customer base, reduce our high margins (65-82%), and impact our projected revenue growth, posing a significant risk to our financial stability and investor returns.
3. **Reliance on Key Partnerships**. Our sales strategy heavily depends on partnerships with major retailers and distributors such as Target, Best Buy Canada, Staples, TD Synnex, D&H, and Petra, as well as planned expansion into airport retail channels with partners like Paradies Lagardère, Dufry, and DFS, which could generate $26 million annually. The business plan emphasizes these relationships as critical to achieving our revenue targets, but if any of these partnerships are terminated, renegotiated on less favorable terms, or fail to

deliver expected sales volumes, our revenue could be significantly impacted. For instance, a retailer might reduce shelf space for our products or prioritize competing solutions, directly affecting our market reach. This reliance on a limited number of partners increases our vulnerability to their strategic decisions, potentially disrupting our growth trajectory and financial projections, which could negatively affect investor confidence and returns.

4. **Supply Chain Risks**. We rely on a single manufacturing partner, Jay Precision in Mumbai, India, for the production of our products, as noted in the business plan, which exposes us to significant supply chain risks. Disruptions such as labor strikes, natural disasters, political instability, or quality control issues at the manufacturing facility could delay production and impact our ability to meet customer demand, especially as we scale inventory to support projected growth following our April 2025 TV appearance. Additionally, international shipping introduces risks like customs delays, increased tariffs, or transportation disruptions, which could further complicate our supply chain. The business plan mentions mitigation through diversified partnerships, but our current dependence on one manufacturer heightens the risk of operational setbacks, potentially leading to lost sales, increased costs, and damage to our reputation, all of which could adversely affect our financial performance and investor returns.

5. **Innovation and Product Development**. The technology sector is characterized by rapid innovation and evolving consumer preferences, requiring us to continuously develop new products and improve existing ones to remain competitive. Our flagship products, LapLok and TouchLok, address current market gaps, but if we fail to innovate or adapt to new trends—such as changes in laptop designs or emerging security technologies—our products could become less relevant. The business plan outlines plans for additional SKUs and bundled solutions, but there is no guarantee we can execute these developments on time or within budget. Delays or failures in product development could result in lost market share to competitors, reduced customer interest, and lower sales than projected, impacting our ability to achieve revenue goals of $60 million by 2029 and potentially diminishing the value of this investment.

6. **Dependence on Key Personnel**. Our success is heavily dependent on the expertise and leadership of our co-founders, Ryan Angott (President) and Paul Angott (VP of Engineering), as well as other key team members like Dennis Durco (VP of Finance), Benjamin Hopwood (VP of Operations), and Lisa Nemeroff (Senior Marketing Manager). The business plan highlights their extensive experience—Ryan's $33 million in software sales and Paul's 44 patents—but the loss of any of these individuals due to resignation, illness, or other reasons could disrupt our operations, delay product development, and hinder our ability to execute our growth strategy. Replacing such specialized talent in a competitive industry could be costly and time-consuming, potentially stunting our progress and affecting our ability to meet financial projections, which could negatively impact investor confidence and the overall success of this offering.

Financial Risks

7. **History of Losses**. As an early-stage company, we have incurred losses in the past and may continue to do so as we invest in growth initiatives, such as inventory expansion and marketing campaigns. Achieving sustained profitability is uncertain and depends on factors beyond our control, such as market adoption, competition, and economic conditions. If we cannot generate sufficient revenue to cover our operating expenses, we may need to seek additional funding, reduce operations, or delay key initiatives, all of which could adversely affect our financial condition and the value of your investment.

8. **Need for Additional Capital**. Our business plan indicates that we have raised $2.7 million to date and are seeking an additional $600,000 through this offering to fund inventory expansion ($175,000) and sales/marketing initiatives ($325,000). However, our ambitious

growth projections—scaling to $60 million in sales by 2029—may require more capital than anticipated, especially if sales do not meet expectations or if unforeseen expenses arise, such as increased manufacturing costs or marketing expenditures. If we fail to secure additional funding on favorable terms, we may need to curtail operations, delay product launches, or miss market opportunities, which could hinder our growth and impact our ability to achieve projected financial milestones, potentially reducing the value of your investment.

9. **Currency Exchange Risks**. Our manufacturing operations in Mumbai, India, expose us to currency exchange risks, as we must pay our supplier in Indian Rupees while our sales are primarily in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the Indian Rupee could increase our production costs, reduce our profit margins, or require us to raise prices, potentially making our products less competitive. The business plan does not specify hedging strategies to mitigate this risk, and significant currency volatility could strain our financial resources, particularly as we scale production to meet projected demand. This could adversely affect our profitability and financial stability, impacting the potential returns for investors in this offering.

Legal and Regulatory Risks

10. **Intellectual Property Protection**. Our competitive advantage relies on our intellectual property, including granted patents in the U.S. and internationally, as well as registered trademarks for products like LapLok and TouchLok. However, there is no guarantee that our patents will provide meaningful protection, as they may be challenged, invalidated, or circumvented by competitors. Additionally, enforcing our IP rights could be costly and time-consuming, and we may face claims that our products infringe on the intellectual property of others, leading to expensive litigation and potential damages. The business plan emphasizes our IP as a key differentiator, but any adverse outcome in IP disputes could undermine our market position, increase costs, and divert resources from growth initiatives, negatively affecting our financial performance and investor returns.

11. **Product Liability**. Our products, such as LapLok and TouchLok, are designed to secure valuable devices, but defects, malfunctions, or failures in their design or manufacturing could lead to liability claims if they fail to prevent theft or cause damage to users' property. For example, a malfunctioning alarm system in LapLok or a biometric failure in TouchLok could result in customer losses, prompting legal action against us. The business plan does not mention specific product liability insurance, and defending against such claims could be costly, even if we are not ultimately found liable. Additionally, product failures could damage our reputation, reduce customer trust, and lead to decreased sales, all of which could materially impact our financial condition and the value of your investment.

12. **Regulatory Compliance**. As we expand our sales internationally and target airport retail channels, we must comply with various regulations related to product safety, data protection, and consumer rights in multiple jurisdictions. For instance, our TouchLok product is TSA-approved, but changes in TSA regulations could require costly modifications or impact its marketability. Failure to comply with these regulations could result in fines, product recalls, or restrictions on our ability to sell in certain markets, increasing our operational costs and potentially delaying our growth plans. The business plan does not detail specific compliance strategies, and navigating complex regulatory landscapes could strain our resources, particularly as an early-stage company, potentially affecting our financial performance and investor returns.

Market and Industry Risks

13. **Changes in Work Patterns**. Our products are designed for the "work from anywhere" lifestyle, capitalizing on the remote work revolution highlighted in the business plan, which notes a boom in coffee shop and shared workspace usage. However, a significant decrease in

remote work—due to shifts in corporate policies, economic conditions, or other factors—could reduce demand for our security solutions. For example, if more professionals return to traditional office settings with secure environments, the need for products like LapLok may diminish. This shift could lead to lower sales than projected, impacting our ability to achieve revenue targets of $60 million by 2029 and potentially reducing the value of your investment.

14. **Economic Downturns**. Our products, priced at $99.95 for LapLok, $49.95 for TouchLok, and $19.95 for BagLok, may be considered discretionary purchases, making demand sensitive to economic conditions. The business plan identifies economic downturns as a risk, noting that reduced corporate and consumer spending could impact sales. During a recession, businesses may cut budgets for employee security products, and individual consumers may prioritize essential expenses over premium accessories. This could lead to decreased sales, lower revenue than projected, and challenges in achieving profitability, particularly as we scale operations. Such economic sensitivity could adversely affect our financial condition and the potential returns for investors.

15. **Technological Obsolescence**. The tech accessory industry is subject to rapid technological changes, and our products could become obsolete if we fail to adapt to new developments. For instance, if laptop manufacturers introduce new security features or designs that eliminate the need for external security devices like LapLok, or if alternative technologies (e.g., advanced tracking software) become more popular, demand for our products could decline. The business plan emphasizes our focus on innovation, but there is no guarantee we can keep pace with industry trends or customer expectations. Technological obsolescence could result in reduced sales, excess inventory, and loss of market share, impacting our financial performance and the value of your investment.

Risks Related to This Offering

16. **Speculative Investment**. Investing in early-stage companies like TechLok Solutions is inherently speculative and involves a high degree of risk. We have a limited operating history, and our business plan projects significant growth—from $2.8 million in 2025 to $60 million by 2029—without a proven track record of sustained profitability. The success of our business depends on numerous factors, including market adoption, competition, and our ability to execute our growth strategy, many of which are beyond our control. There is a substantial risk that we may not achieve our financial projections, and investors could lose their entire investment if the company fails to generate sufficient revenue or secure additional funding to sustain operations.

17. **Lack of Liquidity**. There is currently no public market for our securities, and there is no assurance that one will develop in the future. Regulation CF securities are generally illiquid, meaning investors may not be able to resell their shares easily, if at all. The business plan outlines an exit strategy involving a potential sale to a complementary brand like Belkin or Dell, but there is no guarantee that such an exit will occur or that it will provide favorable returns. Investors may need to hold their shares for an extended period, potentially indefinitely, which could limit their ability to access their capital and expose them to ongoing risks associated with our business performance.

18. **Dilution**. Future equity issuances to raise additional capital could dilute the ownership percentages of existing investors. The business plan indicates that we have raised $2.7 million to date and are seeking $600,000 in this offering. However, to achieve our growth targets, we may need to issue more equity in the future, reducing the proportional ownership of current investors. This dilution could decrease the value of your investment and reduce your potential returns, particularly if future financings are conducted at a lower valuation than expected.

19. **Use of Proceeds**. Management has broad discretion over the use of proceeds from this

offering, and there is no guarantee that the funds will be allocated in a manner that maximizes value for investors. The business plan allocates $175,000 for inventory expansion and $325,000 for sales and marketing, including trade shows and digital campaigns tied to our April 2025 TV appearance. However, if these initiatives do not yield the expected results, or if management decides to reallocate funds to other areas, the effectiveness of the investment may be diminished. Misallocation of resources could hinder our growth, delay profitability, and negatively impact the value of your investment.

20. **Marketing Initiatives**. Our growth projections heavily rely on the success of specific marketing initiatives, particularly our upcoming "Go Fund Yourself" TV appearance in April 2025, which is expected to drive $250K-$500K in sales and provide significant brand exposure. The business plan positions this event as a key driver of growth, but there is no guarantee it will generate the anticipated level of publicity or sales. Factors such as audience reception, timing, or competing media events could reduce its impact, leading to lower-than-expected revenue. This dependency on a single marketing event introduces significant uncertainty, potentially affecting our ability to meet financial projections and impacting the value of your investment.

Additional Risks

21. **Expansion into New Channels**. Our plans to expand into airport retail channels, targeting partners like Paradies Lagardère (4,800+ stores), Dufry (2,300+ stores), and DFS (420+ stores), are projected to generate sales. However, this expansion involves risks such as securing prime retail locations, managing inventory across multiple sites, and dependency on air travel volumes. If we cannot secure favorable retail space, or if air travel declines due to economic downturns, pandemics, or other factors, foot traffic and sales in these locations could be lower than expected. This could result in missed revenue targets, increased costs from unsold inventory, and a slower growth trajectory, all of which could adversely affect our financial performance and investor returns.

22. **Product Design Changes**. Our flagship product, LapLok, addresses the 75% of modern laptops that lack traditional security slots, but changes in laptop designs could diminish demand for our products. For example, if manufacturers reintroduce security slots or integrate advanced built-in security features, the need for external devices like LapLok could decrease significantly. The business plan does not address this potential shift, and such changes could render our products less relevant, leading to reduced sales and excess inventory. This risk could impact our ability to achieve projected revenue growth and profitability, potentially reducing the value of your investment.

23. **Technological Vulnerabilities**. Our electronic products, such as LapLok with its 80-dB alarm system and TouchLok with biometric technology, may be susceptible to malfunctions, software bugs, or security breaches that could compromise their reliability. For instance, a failure in the biometric system of TouchLok could prevent users from accessing their secured items, while a malfunctioning alarm in LapLok could fail to deter theft. The business plan does not mention specific cybersecurity measures or testing protocols to mitigate these risks, and such vulnerabilities could lead to customer dissatisfaction, product returns, and reputational damage. This could result in decreased sales, increased costs for repairs or replacements, and a negative impact on our financial condition and investor returns.

24. **Reputational Risks**. Our brand is positioned as the essential security solution for mobile professionals, but any failure of our products to prevent theft or secure devices could lead to negative publicity and loss of customer trust. For example, if a high-profile theft occurs despite the use of LapLok, or if TouchLok fails to meet TSA compliance standards, media coverage and customer reviews could damage our reputation. The business plan emphasizes thought leadership and PR to build brand credibility, but negative incidents could undermine these efforts, leading to decreased sales and difficulty attracting new customers. Reputational

damage could also impact our ability to secure future partnerships or funding, adversely affecting our growth prospects and the value of your investment.

THE OFFERING

9. What is the purpose of this offering?

To raise capital for Sales initiatives, inventory expansion, and marketing initiatives.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$50,000	$600,000
Less: Offering Expenses	$7,000	560,000
(A) Portal Listing	$4,000	$4,000
(B) Commission	$3,000	$36,000
(C)		
Net Proceeds	$43,000	$560,000
Use of Net Proceeds		
(A) Sales/Shows Staffing	20,000	325,000
(B) Inventory Expansion	20,000	175,000
(C) Marketing Initiatives	3,000	60,000
Total Use of Net Proceeds	$43,000	$560,000

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.
No and not applicable.

(b) How will the issuer complete the transaction and deliver securities to the investors?
Signed subscription agreements will be collected through the funding portal.

Securities will be uncertificated and evidenced through stock ledger held by the company, with information statement provided to the investor.

12. How can an investor cancel an investment commitment?

Investors may either cancel or rescind their transaction through the Investor Dashboard of the investor p ortal at http://Techlok.sppx.io.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

The securities being offered by TechLok Solutions, LLC are membership interests in the company, as governed by the Operating Agreement. While the operating agreement does not explicitly detail the terms of the specific securities offered in the Regulation CF crowdfunding campaign, it provides the framework for all membership interests, which apply to new investors. Membership interests represent an ownership stake in the LLC, entitling the holder to a proportional share of distributions, voting rights on certain matters, and potential returns upon a liquidity event, such as a sale of the company. Membership interests are subject to significant transfer restrictions (Article 8), requiring member approval for transfers unless they are Permitted Transfers (e.g., to a revocable trust or existing member), and are subject to a right of first refusal, tag-along rights, and drag-along rights (Sections 8.6, 8.7, 8.8). Members have no right to withdraw or demand a return of capital (Article 5, Section 5.7), meaning the investment is illiquid unless a transfer or company sale occurs. Distributions are at the managers' discretion, subject to legal limits (Article 7, Sections 7.1, 7.3), and members may face dilution if they do not contribute to additional capital calls (Article 5, Section 5.5).

14. Do the securities offered have voting rights? ☑ Yes ☐ No

Yes, the securities offered—membership interests in TechLok Solutions, LLC—come with voting rights, as outlined in Article 3, Section 3.7 of the operating agreement. Each member, including new members admitted through the crowdfunding campaign, has the right to vote on significant company matters, which include: (a) dissolution of the company, (b) approval of mergers with another entity, (c) amendments to the articles or operating agreement, (d) sale or transfer of substantially all company assets outside the ordinary course of business, (e) expulsion of a member, (f) appointment or removal of a manager, (g) approval of membership interest transfers, (h) setting manager compensation, (i) conversion of the company into another business form, (j) approval of related-party transactions involving conflicts of interest, (k) participation in partnerships or joint ventures, and (l) any other matter requiring a member resolution under the agreement or the Michigan LLC Act. Voting is proportional to a member's Sharing Ratio, which represents their percentage ownership in the company (Article 3, Section 3.8). For example, a member with a 0.31% Sharing Ratio (as per the business plan's example for a $25,000 investment) would have a corresponding voting power. A majority vote, defined as the affirmative vote of members holding more than 50% of the total Sharing Ratios of eligible voting members, is required to approve a resolution (Section 3.8). Members can vote in person, by proxy, or by written consent, and meetings can be held remotely with proper notice (Sections 3.4, 3.5, 3.2). This structure ensures that new investors have a voice in major strategic decisions, albeit proportional to their ownership stake.

15. Are there any limitations on any voting or other rights identified above? ☑ Yes ☐ No

Explain: See the Operating Agreement and also below.

Yes, there are several limitations on the voting and other rights associated with the membership interests offered by TechLok Solutions, LLC, as detailed in the Operating Agreement. First, while members have voting rights on significant matters (Article 3, Section 3.7), their voting power is

limited by their Sharing Ratio, meaning a new member with a small stake has minimal influence compared to members with larger stakes. A majority vote requires over 50% of the total Sharing Ratios, so a minority member's vote may have little impact if larger shareholders are aligned (Section 3.8). Second, members are restricted from participating in the management or control of the company's business, transacting business on behalf of the company, or binding the company, as these powers are reserved exclusively for the managers (Article 2, Section 2.1). This limits new members' ability to influence day-to-day operations, confining their role to voting on the specified major decisions. Third, voting rights can be affected by deadlock provisions; if members are tied on a material issue, a 30-day resolution period is followed by options like mediation, a buy-sell offer, or dissolution, which could override a new member's vote (Article 3, Section 3.10). Additionally, drag-along rights (Article 8, Section 8.8) limit voting autonomy in a sale of the company; if a majority of members approve a sale, all members, including new ones, must consent, waive dissenters' rights, and tender their interests, regardless of their vote. Other rights, such as the right to distributions, are limited by the managers' discretion and legal constraints (Article 7, Sections 7.1, 7.3), and the right to transfer interests is heavily restricted by the need for member approval, a right of first refusal, and compliance with securities laws (Article 8, Sections 8.1, 8.2, 8.6). Finally, the right to information (Article 4, Section 4.4) is subject to reasonable request requirements and inspection during business hours, which may pose practical limitations. These restrictions collectively reduce the control and flexibility new members have, making their voting and other rights subject to significant constraints.

16. How may the terms of the securities being offered be modified?

Any material changes to this offering will be communicated through the funding portal giving unsubscri bed investor an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

      (1) to the issuer;

      (2) to an accredited investor;

      (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

The company has membership interests available, which have the terms indicated in this document. The company had one outstanding convertible note, raising $500,000 in principal dollar amount from an acc redited investor, at an interest rate of 6%.   However, that convertible note converted to equity on Janua ry 1, 2025.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

See the response to Question 20 below.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

    Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Ryan and Paul Angott, as the principal shareholders, co-founders, and initial managers of TechLok Solutions, LLC, hold significant rights under the Operating Agreement that can materially affect the purchasers of the membership interests being offered. These rights stem from their roles as both members (with substantial Sharing Ratios) and managers, giving them considerable control over the company's operations, strategic decisions, and financial outcomes. Below are the key ways their exercise of these rights could impact new investors:

1. **Control Over Management and Operations (Article 2, Sections 2.1, 2.2, 2.3)** As the initial managers, Ryan and Paul have the exclusive authority to manage the company's day-to-day operations and make decisions on its behalf, except for matters requiring a majority vote of managers or member approval (Section 2.1). They can act individually on most operational matters (Section 2.2), such as entering contracts or making purchases under $1,500, but must agree on significant actions like borrowing over $1,500, purchasing property valued over $1,500, or admitting new members (Section 2.3). New investors, as members, are explicitly barred from participating in management or binding the company (Section 2.1), meaning Ryan and Paul's decisions—such as product development, marketing strategies (e.g., the "Go Fund Yourself" TV appearance), or partnerships with retailers like Target—directly shape the company's direction and financial performance.

2. **Influence Through Voting Power (Article 3, Sections 3.7, 3.8)** As members, Ryan and Paul likely hold a significant portion of the company's Sharing Ratios, given their

investment. Members vote on major decisions, such as dissolution, mergers, amendments to the operating agreement, asset sales, manager appointments, and approval of membership interest transfers (Section 3.7), with voting power proportional to their Sharing Ratio (Section 3.8). A majority vote (over 50% of the total Sharing Ratios of eligible voting members) is required for approval. For a new investor with a small stake, their voting influence is minimal compared to Ryan and Paul's potential majority. If Ryan and Paul vote to approve a sale of the company, amend the operating agreement to alter distribution rights, or dissolve the company, new investors may be forced to comply, even if they disagree. For example, approving a sale under the drag-along rights (Section 8.8) would require new investors to tender their interests, potentially at a valuation or timing they do not favor.

3. **Ability to Trigger a Buy-Sell or Dissolution in a Deadlock (Article 3, Sections 3.10, 3.11)** With only two managers (Ryan and Paul), a deadlock on a material issue is possible, and the operating agreement provides mechanisms to resolve it (Article 2, Section 2.14; Article 3, Section 3.10). If a deadlock occurs at the member level (e.g., if Ryan and Paul, as members, are tied with other members on a vote), a 30-day resolution period is followed by options: mediation, a buy-sell offer, or dissolution (Section 3.10). Ryan or Paul, as a member, could initiate a buy-sell offer (Section 3.11), forcing other members, including new investors, to either sell their membership interest to the offering member or buy the offering member's interest at the specified price. If new investors cannot afford to buy Ryan or Paul's potentially large stake, they may be forced to sell their interests, exiting the investment earlier than planned and possibly at a lower valuation. Alternatively, if Ryan and Paul vote to dissolve the company, new investors would receive distributions based on their Capital Account balances (Article 12, Section 12.3), which may be minimal if the company's assets are insufficient after paying debts, especially given the early-stage nature of the business.

4. **Control Over Distributions and Capital Calls (Article 5, Section 5.5; Article 7, Section 7.1)** As managers, Ryan and Paul determine the timing and amount of regular distributions to members (Section 7.1), subject to legal limits (Section 7.3). They can decide to retain earnings for growth—e.g., to fund inventory expansion or marketing as planned with the raise—rather than distribute profits, delaying or reducing returns for new investors. Additionally, they can propose additional capital contributions, which require a member resolution (Section 5.5). Given their likely voting power, they could push through such a resolution, requiring new investors to contribute more capital or face dilution of their Sharing Ratio if they cannot or choose not to contribute (Section 5.5(e)).

5. **Impact of Drag-Along Rights in a Sale (Article 8, Section 8.8)** Ryan and Paul, with their majority voting power, can significantly impact new investors through the drag-along rights. If they vote to approve a sale of the company—defined as a merger, asset sale, or acquisition of over 50% of the Sharing Ratios (Article 14, Definition of "Sale of the Company")—all members, including new investors, are obligated to consent, waive dissenters' rights, vote for the admission of the purchaser as a member, tender their membership interests, and execute related documentation (Section 8.8). The business plan outlines an exit strategy of selling to a brand like Belkin or Dell. However, if Ryan and Paul approve a sale earlier or at a lower valuation—perhaps due to financial pressures or strategic shifts—new investors must comply

6. **Influence on Membership Interest Transfers and Dilution (Article 8, Sections 8.2, 8.6;**

Article 5, Section 5.2) Ryan and Paul, as managers, must approve the admission of new members (Section 5.2) and, as members, vote on transfers of membership interests (Section 8.2). They can influence the company's ownership structure by admitting new members with favorable Sharing Ratios or approving transfers that dilute existing members. For example, admitting a new investor with a large stake could dilute the Sharing Ratios of crowdfunding investors, reducing their voting power and distribution rights. Additionally, under the right of first refusal (Section 8.6), Ryan and Paul, as remaining members, can choose to purchase a transferring member's interest, potentially increasing their own ownership and control. If they exercise this right, new investors might face a more concentrated ownership structure, further limiting their influence. Conversely, if Ryan or Paul transfer their own interests to a third party, new investors can exercise tag-along rights (Section 8.7) to sell a proportional share, but the terms are dictated by the original transfer, which Ryan and Paul negotiate, potentially not aligning with new investors' interests.

7. **Tax and Compliance Decisions (Article 4, Section 4.7; Article 13, Section 13.14)** Ryan Angott serves as the Partnership Representative (Section 4.7) and Compliance Officer for the Corporate Transparency Act (CTA) (Section 13.14), giving him (and indirectly Paul, as a co-manager) significant control over tax and compliance matters. As Partnership Representative, Ryan can make tax elections and handle audits, binding all members, including new investors, to his decisions (Section 4.7(b)). For instance, he could allocate an imputed underpayment to new investors, requiring them to pay or have distributions reduced, plus interest at the Prime Rate (Section 4.7(c)), impacting their financial returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the company, and does not bear any relationship to the company's book value, assets, earnings, or other generally accepted valuation criteria.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the members interests will be determined by our managers. Among the factors that may be considered are the prevailing market conditions, financial information of the company, market valuations of comparable companies, and other factors deemed to be relevant.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An investor in the Company will hold a minority position in Company and will be limited as the ability to control or influence the governance and operations of the Company. Following the investor's investment in the company, the company may sell interests to additional investors that will dilute the percentage interest of the investor in the company.

Additionally, see the answer to Item 20 above.

23. What are the risks to purchasers associated with corporate actions including:
- additional issuances of securities,

- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

Purchasers of membership interests in TechLok Solutions, LLC face several risks associated with corporate actions, as outlined in the Operating Agreement. These risks stem from the company's governance structure, the rights of principal shareholders (Ryan and Paul Angott), and the potential for actions that could dilute ownership, alter financial returns, or change the company's structure or operations.

Additional Issuances of Securities
Risk of Dilution (Article 5, Sections 5.2, 5.5)
The operating agreement allows the managers (Ryan and Paul Angott) to approve the admission of new members, determining their Sharing Ratios (ownership percentages) at their discretion (Section 5.2). Additionally, the managers can propose additional capital contributions, which require a member resolution (Section 5.5(a)). If approved, members must contribute their proportional share within 15 business days, or their Sharing Ratio will be diluted (Section 5.5(d)-(e)). For new investors, this poses a significant risk of dilution. Moreover, there is no guarantee that new issuances will be at a valuation favorable to existing members, potentially leading to further economic dilution if the company's valuation does not increase proportionately.

Risk of Unequal Treatment
The managers' discretion in setting Sharing Ratios for new members (Section 5.2) introduces the risk of unequal treatment. Ryan and Paul could admit new members on terms that disproportionately favor them or other strategic investors, diluting crowdfunding investors more than others. This could skew the ownership structure, further limiting the influence of new investors in votes on major decisions (Article 3, Section 3.8), such as approving a sale or dissolution, and potentially reducing their expected ROI.

Issuer Repurchases of Securities
Risk of Forced Exit at Unfavorable Terms (Article 8, Sections 8.6, 8.11)
The operating agreement provides mechanisms for the company to repurchase membership interests, which can impact new investors. Under the right of first refusal (Section 8.6), if a member wishes to transfer their interest, the company has the first option to purchase it within 30 days, on the same terms as a third-party offer or at a price determined by the company if the offer is not bona fide. Additionally, certain triggering events like a member's bankruptcy or divorce (Section 8.11) allow the company to repurchase the member's interest, with the price determined by a valuation process (Section 8.12, though truncated in the document). For new investors, this poses a risk of being forced to sell their interest at a price or time not of their choosing. The company also has a right of offset (Section 8.9), allowing it to deduct any debts owed by the member (e.g., for improper distributions, Article 7, Section 7.6) from the purchase price, further reducing the payout. This lack of control over the repurchase terms and timing limits the investor's ability to realize the full potential of their investment.

Risk of Reduced Liquidity Opportunities
If the company frequently exercises its repurchase rights, it may reduce the pool of potential third-party buyers for membership interests, as transfers to outsiders are subject to the company's and remaining members' right of first refusal (Section 8.6). This can limit liquidity for new investors, who already face significant transfer restrictions (Section 8.1), such as the need for member approval and compliance with securities laws. The business plan highlights the illiquidity of the investment (Risk Factors, Lack

of Liquidity), and issuer repurchases could exacerbate this by concentrating ownership among fewer members, potentially including Ryan and Paul, further diminishing the investor's ability to exit on favorable terms.

A Sale of the Issuer or of Assets of the Issuer
Risk of Forced Sale at Unfavorable Terms (Article 8, Section 8.8)
The operating agreement includes drag-along rights, which pose a significant risk to new investors in the event of a sale of the issuer or its assets (Section 8.8). If a majority of members (by Sharing Ratio) approve a "Sale of the Company"—defined as a merger, sale of substantially all assets, or acquisition of over 50% of the Sharing Ratios (Article 14, Definition of "Sale of the Company")—all members, including new investors, must consent, waive dissenters' rights, vote for the admission of the purchaser as a member, tender their membership interests, and execute related documentation. New investors have no ability to negotiate or opt out, limiting their control over the timing and value of their exit, which is a critical risk given the speculative nature of the investment (Risk Factors, Speculative Investment).

Risk of Asset Sale Impacting Value
A sale of substantially all assets (e.g., the company's patents or product lines like LapLok and TouchLok) requires member approval (Article 3, Section 3.7(d)), but Ryan and Paul's voting power could drive the decision. If the assets are sold at a low valuation or the proceeds are not distributed (e.g., retained for new ventures), new investors' financial returns could be diminished. The operating agreement allows distributions to be made at the managers' discretion (Article 7, Section 7.1), and Ryan and Paul could choose to reinvest proceeds rather than distribute them, delaying or reducing returns for new investors. Additionally, an asset sale could disrupt the company's growth trajectory, further reducing the value of the investment.

Transactions with Related Parties
Risk of Unfair Transactions (Article 3, Section 3.9; Article 5, Section 5.6)
The operating agreement permits transactions with related parties, such as loans from members to the company (Section 5.6) or other business dealings, provided they are fair to the company (Section 3.9). However, such transactions require member approval if they involve a conflict of interest (Article 3, Section 3.7(j)). Ryan and Paul, as managers and likely majority shareholders, could initiate transactions that benefit themselves or their affiliates—e.g., a loan to the company at a high interest rate or a contract with a related entity for services. While the agreement requires fairness, the determination of fairness is not detailed, and Ryan and Paul's voting power could push through approval, even if new investors disagree.

Risk of Conflicts of Interest and Lack of Oversight
Ryan and Paul's dual roles as managers and principal shareholders create inherent conflicts of interest in related-party transactions.

24.   Describe the material terms of any indebtedness of the issuer:

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Trade Creditors/Accounts Payable	$108,533	0%	n/a	Trade payables in the normal course of business with terms of 30-180 days
Sales tax payable	$247	0%	n/a	n/a
Note Payable to Related Party (Dennis Durco)	$60,254	0%	12/31/2025	n/a
Notes Payable to Related Party (Ryan Angott & Paul Angott)	$172,751	0%	n/a	n/a

25.   What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
8/2022 to 11/2022	4(a)(2)	Membership Interest	13%	General business operations
2/2023 to 8/2023	4(a)(2)	Membership Interest	8.3333%	General business operations
9/2023 to 12/2023	4(a)(2)	Membership Interest	4.79%	General business operations
1/2024	4(a)(2)	Convertible Note	$500,000	General business operations
2/2024 to 10/2024	4(a)(2)	Membership Interest	5.625%	General business operation
10/2024 to 12/2024	4(a)(2)	Membership Interest	1.7246%	General business operation

26.Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   (1) any director or officer of the issuer;

   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of

voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

Yes, see the response to Question 24 for the related party debt.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☑ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Techlok has raised over $2,000,000 in equity and private debt which has allowed the company to build a corporate infrastructure of engineering and design talent, manufacturing expertise, and sales and marketing research. Furthermore, Techlok has been able to source product through strong relationships with its India and China suppliers and build ample inventory to address current orders which have been initiated through its distributor network, Amazon, the Techlok website, social marketplaces, and retail outlets.

Total Assets of the company include cash and cash equivalents, accounts receivable, inventory and fixed assets totaling approximately $200,000.

Trade Payables are approximately $69,000. Non-related party short term debt is approximately $80,000. Other debt is long term to related parties.

Total revenue over the last trailing twelve months has been approximately $50,000. During this time, the company has been focused on building brand awareness, establishing its sales infrastructure, sourcing and building inventory, and investing in tooling for the manufacturing of its products.

Cost of Goods Sold reflects all cost related to the manufacturing and delivery of product, which not only includes the material and labor costs, but also all freight costs to deliver the product to the US, engineering and design costs, online selling costs, depreciation, prototype development, and quality control expenses.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

See included financial statements.

> INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.
>
> To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.
>
> Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."
>
> Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.
>
> A principal executive officer certifying financial statements as described above must provide the following certification**:
>
>> I, [identify the certifying individual], certify that:
>>
>> (1) the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and
>>
>> (2) the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].
>>
>> [Signature]

[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

(i)Rule 2-01 of Regulation S-X or

(ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes- Oxley Act of 2002) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director,   officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as   described in Question 6 of this Question and Answer format, any promoter connected with the   issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of   securities, or any general partner, director, officer or managing member of any such solicitor,   prior to **May 16, 2016**:

> (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

>> (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

> (2) involving the making of any false filing with the Commission? ☐ Yes ☑ No

>> (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

> If Yes to any of the above, explain:

> _____

> (3)Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

>> (i)in connection with the purchase or sale of any security? ☐ Yes ☑ No

>> (ii)involving the making of any false filing with the Commission? ☐ Yes ☑ No

>> (iii)arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

> If Yes to any of the above, explain:

> _____

> (4) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, saving s associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

    (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

    (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

    (C) engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:
_____

(5) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:
_____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

If Yes, explain:
_____

(7) Has any such person filed (as a registrant or issuer), or was any such person or

was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

If Yes, explain:

_____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If Yes, explain:

_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity   at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

    (1) any other material information presented to investors; and

    (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

  (a) a description of the material content of such information;

  (b) a description of the format in which such disclosure is presented; and

  (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

April 30
_____

(120 days after the end of each fiscal year covered by the

report).

Once posted, the annual report may be found on the issuer's

website at: techlok.com

The issuer must continue to comply with the ongoing reporting requirements until:

    (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

    (3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

    (4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the issuer liquidates or dissolves its business in accordance with state law.

Exhibits



Filed by Corporations Division Administrator   Filing Number: 201965763210   Date: 05/03/2019

LARA Corporations Online Filing System

Department of Licensing and Regulatory Affairs

Form Revision Date 02/2017

ARTICLES OF ORGANIZATION

For use by DOMESTIC LIMITED LIABILITY COMPANY

Pursuant to the provisions of Act 23, Public Acts of 1993, the undersigned executes the following Articles:

Article I

The name of the limited liability company is:

TECHLOK SOLUTIONS, LLC

Article II

Unless the articles of organization otherwise provide, all limited liability companies formed pursuant to 1993 PA 23 have the purpose of engaging in any activity within the purposes for which a limited liability company may be formed under the Limited Liability Company Act of Michigan. You may provide a more specific purpose:

A legal business to generate income. We have invented a mobile security lock for laptop computers.

Article III

The duration of the limited liability company if other than perpetual is:

PERPETUAL

Article IV

The street address of the registered office of the limited liability company and the name of the resident agent at the registered office (P.O. Boxes are not acceptable):

1. Agent Name: RYAN ANGOTT
2. Street Address: 4625 ROBINWOOD

   Apt/Suite/Other:

   City: ROYAL OAK

   State: MI   Zip Code: 48073

3. Registered Office Mailing Address:

   P.O. Box or Street Address: 4625 ROBINWOOD

   Apt/Suite/Other:

   City: ROYAL OAK

   State: MI   Zip Code: 48073

Signed this 2nd Day of May, 2019 by the organizer(s):

Signature	Title	Title if "Other" was selected
Ryan Angott	Organizer	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

Decline   Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the   ARTICLES OF ORGANIZATION

for

TECHLOK SOLUTIONS, LLC

ID Number: 802318597

received by electronic transmission on   May 02, 2019   **, is hereby endorsed.**

Filed on   May 03, 2019   **, by the Administrator.**

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 3rd day of May, 2019.

Julia Dale, Director
Corporations, Securities & Commercial Licensing Bureau

CSCL/CD-710 (Rev. 09/21)

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS
CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU

Date Received	AC1	(FOR BUREAU USE ONLY)
		This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

Name
John Mashni

Address
P.O. Box 59

City	State	ZIP Code	
DeWitt, MI 48820			EFFECTIVE DATE

Document will be returned to the name and address you enter above.
If left blank, document will be returned to the registered office.

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF ORGANIZATION
For use by Limited Liability Companies
(Please read information and instructions on the last page)

Pursuant to the provisions of Act 23, Public Acts of 1993, the undersigned execute the following Certificate of Amendment:

1. The present name of the limited liability company is:

   Techiok Solutions, LLC

2. The identification number assigned by the Bureau is: 802318597

3. The date of filing the original Articles of Organization was: May 3, 2019

4. Article ___V___ of the Articles of Organization is hereby amended to read as follows:

   THE BUSINESS OF THE LIMITED LIABILITY COMPANY IS TO BE MANAGED BY OR UNDER THE AUTHORITY OF ITS MANAGERS.

5. ☑ The amendment was approved by a majority in interest if an operating agreement authorizes amendment of the articles of organization by majority vote.

   ☐ The amendment was approved by unanimous vote of all the members entitled to vote.

This document is hereby signed as required by Section 103 of the Act.

Signed this ___31st___ day of ___March___ ___2025___

By _____
(Signature of Member, Manager, or Authorized Agent)

Ryan Angott, Manager
(Type or Print Name and Capacity)



CSCL/CD-715 (Rev. 09/21)

Preparer's Name   John Mashni

Business telephone number   (517   ) 719-8083

INFORMATION AND INSTRUCTIONS

1. This form maybe used to draft your Certificate of Amendment to the Articles of Organization. A document required or permitted to be filed under the act cannot be filed unless it contains the minimum information required by the act. The format provided contains only the minimal information required to make the document fileable and may not meet your needs. This is a legal document and agency staff cannot provide legal advice.

2. Submit one original of this document. Upon filing, the document will be added to the records of the Corporations, Securities & Commercial Licensing Bureau. The original will be returned to your registered office address unless you enter a different address in the box on the front of this document.

   Since this document will be maintained on electronic format, it is important that the filing be legible. Documents with poor black and white contrast, or otherwise illegible, will be rejected.

3. This Certificate is to be used pursuant to the provisions of section 603 of Act 23, P.A. of 1993, for the purpose of amending the Articles of Organization of a domestic limited liability company. Do not use this form for restated articles.

4. Item 2 - Enter the identification number assigned by the Bureau. If this number is unknown, leave it blank.

5. Item 4 - The article being amended must be set forth in its entirety. However, if the article being amended is divided into separately identifiable sections, only the sections being amended need to be included.

6. This document is effective on the date endorsed 'Filed' by the Bureau. A later effective date, no more than 90 days after the date of delivery, may be stated as an additional article.

7. The Certificate must be signed by a manager if management is vested in one or more managers, a member if management remains in the members, or by an authorized agent of the company.

8. If more space is needed, attach additional pages. All pages should be numbered.

9. **NONREFUNDABLE FEE:** Make remittance payable to the State of Michigan. Include limited liability name and identification number on check or money order..**$25.00**
   Veterans: Pursuant to MCL 450.5101(9)(10), if a majority of the membership interests in the domestic limited liability company responsible for paying the fee are held by 1 or more veterans who served in the United States Armed Forces, (including the reserve components) who were discharged or released under conditions other than dishonorable, you may obtain further information regarding a fee waiver at www.michigan.gov/corpveteranfeewaivers.

Submit with check or money order by mail:	To submit in person:
Michigan Department of Licensing and Regulatory Affairs Corporations, Securities & Commercial Licensing Bureau Corporations Division P.O. Box 30054 Lansing, MI 48909	2407 N Grand River Ave Lansing, MI 48906 Telephone: (517) 241-6470 Fees may be paid by check, money order, VISA, MasterCard, American Express, or Discover when delivered in person to our office.

COFS (Corporations Online Filing System):

This document may be completed and submitted online at www.michigan.gov/corpfileonline.

Fees may be paid by VISA, MasterCard, American Express, or Discover.

Documents that are endorsed filed are available at www.michigan.gov/corpentitysearch. If the submitted document is not fileable, the notice of refusal to file and document will be available at the Rejected Filings Search website at www.michigan.gov/corprejectedsearch.

LARA is an equal opportunity employer/program. Auxiliary aids, services and other reasonable accommodations are available upon request to individuals with disabilities.

Optional expedited service.

Expedited review and filing, if fileable, is available for all documents for profit corporations, limited liability companies, limited partnerships and nonprofit corporations.

The nonrefundable expedited service fee is in addition to the regular fees applicable to the specific document.

Please complete a separate CSCL/CD-272 form for expedited service for each document submitted in person or by mail.

24-hour service - $50 for formation documents and applications for certificate of authority.

24-hour service - $100 for any document concerning an existing entity.

Same day service

- **Same day - $100 for formation documents and applications for certificate of authority.**
- **Same day - $200 for any document concerning an existing entity.**
  Review completed on day of receipt. Document and request for same day expedited service must be received by 1 p.m. EST OR EDT.

- **Two hour - $500**
  Review completed within two hours on day of receipt. Document and request for two hour expedited service must be received by 3 p.m. EST OR EDT.

- **One hour - $1000**
  Review completed within one hour on day of receipt. Document and request for 1 hour expedited service must be received by 4 p.m. EST OR EDT.

Documents submitted by mail are delivered to a remote location for receipts processing and are then forwarded to the Corporations Division for review. Day of receipt for mailed expedited service requests is the day the Corporations Division receives the request.

Rev. 09/21

RESTATED OPERATING AGREEMENT

OF

TECHLOK SOLUTIONS, LLC

THE MEMBERSHIP INTERESTS CREATED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER ANY STATE OR FEDERAL SECURITIES LAWS. THE MEMBERSHIP INTERESTS MAY NOT BE ASSIGNED UNLESS THEY ARE FIRST REGISTERED OR EXEMPT FROM REGISTRATION UNDER FEDERAL AND APPLICABLE STATE SECURITIES LAWS.

TABLE OF CONTENTS

ARTICLE 1

      ORGANIZATION..1

1.1. Formation 1
1.2. Name. 1
1.3. Registered Office and Resident Agent..1
1.4. Purpose of Business..1
1.5. Duration 1
1.6. Intention for the Company. 1

ARTICLE 2

      MANAGEMENT OF THE COMPANY 1

2.1. Management 1
2.2. Manager Power 2
2.3. Majority Vote of Managers 2
2.4. Reservation of Powers 2
2.5. Manager Action...2
2.6. Resignation and Removal..3
2.7. Status as Member. 3
2.8. Standard of Care 3
2.9. Third Party Reliance 3
2.10. Compensation and Reimbursement 4
2.11. Sole Benefit of Members 4
2.12. Limitations on Other Business Interests 4
2.13. Managers Not Full Time 4
2.14. Deadlock Provisions 4

ARTICLE 3

      MEETINGS AND VOTING OF MEMBERS 4

3.1. Call of Meeting...4
3.2. Notice of Meeting..4
3.3. Waiver of Notice. 4
3.4. Proxies..5
3.5. Participation in Meetings..5
3.6. Action Without a Meeting. 5
3.7. Voting Rights of Members...5
3.8. Majority Vote Required for Action..6
3.9. Related Party Transactions..6
3.10. Deadlock 6
3.11. Buy-Sell Upon Deadlock. 6
3.12. Member Representative 7

ARTICLE 4

      BOOKS, RECORDS AND ACCOUNTING..7

4.1. Books and Records..7
4.2. Fiscal Year; Accounting 7
4.3. Deposit Accounts 7
4.4. Right to Information. 7
4.5. Tax Information. 7
4.6. Reports. 7

4.7.	Partnership Representative	8
4.8.	Tax Elections	8
ARTICLE 5	MEMBERS AND COMPANY CAPITAL	9
5.1.	List of Members.	9
5.2.	Admission of New Members.	9
5.3.	Joint Ownership of Membership Interests.	9
5.4.	Waiver of Action for Partition.	9
5.5.	Additional Capital.	9
5.6.	Member Loans to Company	10
5.7.	No Withdrawal and Return of Capital.	10
5.8.	No Right to Company Assets.	10
ARTICLE 6	CAPITAL ACCOUNTS AND TAX ALLOCATIONS	10
6.1.	Capital Accounts.	10
6.2.	Tax Allocations.	11
6.3.	Compliance with Code Section 704(b).	11
ARTICLE 7	DISTRIBUTIONS	12
7.1.	Regular Distributions.	12
7.2.	Distributions to Pay Taxes	12
7.3.	Limitation on Distributions.	12
7.4.	Liquidation.	12
7.5.	Distributions in Kind.	12
7.6.	Member Liability for Distributions in Excess of Legal Limits.	12
ARTICLE 8	DISPOSITION OF MEMBERSHIP INTEREST	13
8.1.	Limitation	13
8.2.	Transfers Requiring Approval	13
8.3.	Rights of Transferee	13
8.4.	Admission of a Substitute Member	13
8.5.	Effective Date of Transfer	14
8.6.	Right of First Refusal.	14
8.7.	Tag-Along Rights	14
8.8.	Drag Along Rights	15
8.9.	Right of Offset	15
8.10.	Transfer on Death Designation	16
8.11.	Buy-Sell Provisions	16
8.12.	Purchase Price Determination	17
8.13.	Terms of Purchase	17
ARTICLE 9	DECEASED MEMBER	18
9.1.	Transfer of a Membership Interest Upon the Death of a Member	18
ARTICLE 10	WARRANTIES, REPRESENTATIONS AND COVENANTS OF MEMBERS	18
10.1.	Securities Compliance.	18
10.2.	Authority	19

10.3. Survival of Representations, Warranties and Covenants.................................. 19

ARTICLE 11

EXCULPATION OF LIABILITY, INDEMNIFICATION 19

11.1. Exculpation of Member Liability.. 20
11.2. Limitation of Manager Liability 20
11.3. Indemnification of Member... 20
11.4. Indemnification of Manager.. 20
11.5. Indemnification of Others. 20

ARTICLE 12

DISSOLUTION 21

12.1. Dissolution... 21
12.2. Winding Up 21
12.3. Distribution of Assets Upon Dissolution 21
12.4. Source of Return of Capital. 21

ARTICLE 13

MISCELLANEOUS 22

13.1. Governing Law... 22
13.2. Arbitration. 22
13.3. Amendment 22
13.4. Severability... 22
13.5. Proper Notices 22
13.6. Headings... 22
13.7. Entire Agreement 22
13.8. Binding Effect 22
13.9. Creditors... 23
13.10. Waiver. 23
13.11. Counterpart Signatures. 23
13.12. Interpretation 23
13.13. Advice of Counsel. 23
13.14. Compliance with Corporate Transparency Act... 23

ARTICLE 14

DEFINITIONS..25

RESTATED OPERATING AGREEMENT
OF
TECHLOK SOLUTIONS, LLC

THIS RESTATED OPERATING AGREEMENT is entered into effective as of February 19, 2023 (the "**Effective Date**"), between TECHLOK SOLUTIONS, LLC, a Michigan limited liability company, and the Members. This Restated Operating Agreement completely amends and restates the Company's Operating Agreement dated May 18, 2022.

Definitions are in **Article 14**.

ARTICLE 1
ORGANIZATION

1.1. **Formation**. The Company has been organized as a Michigan limited liability company by filing the Articles with the State of Michigan, as required by the Act.

1.2. **Name.** The name of the Company is TECHLOK SOLUTIONS, LLC. The Company's name may be changed by amendment to the Articles, in which case, the Company's name for purposes of this Agreement will be as stated in the Articles. The Company may also conduct its business under one or more assumed names.

1.3. **Registered Office and Resident Agent**. The registered office and resident agent of the Company are designated in the Articles. The registered office or resident agent may be changed from time-to-time in accordance with this Agreement and the Act.

1.4. **Purpose of Business.** The Company may engage in any lawful activity in which a limited liability company may engage pursuant to the Act. The Company has all powers necessary or convenient to effect any purpose for which it is formed, including all powers granted by the Act.

1.5. **Duration**. The term of the Company will commence on the date on which the Articles are filed with the state of Michigan and will continue in existence of the period fixed in the Articles or until the Company dissolves and winds up its affairs in accordance with the Act or this Agreement.

1.6. **Intention for the Company.** The Members have formed the Company as a limited liability company under the Act. The Members intend and agree that the Company will not be a partnership or any other venture, but a limited liability company under the Act.

ARTICLE 2
MANAGEMENT OF THE COMPANY

2.1. **Management**. The operation of the Company's business and affairs will be managed by two Managers. The initial Managers will be Ryan Angott and Paul Angott. Each Manager will hold office until the Manager's successor has been elected and qualified, unless for any reason the Manager is unable or unwilling to serve, or the Member reduces the number of Managers. Except as otherwise provided in the Articles or this Agreement, Members may not participate in the management or control of the company's business, transact any business for or on behalf of the Company, or act for or bind the Company. Those powers are being reserved to the Managers.

2.2. **Manager Power**. Each Manager, acting individually, has the power, on behalf of the company, to do all things necessary or convenient to carry out the Company's business and affairs, except as set forth in **Sections 2.3** and **2.4**.

2.3. **Majority Vote of Managers**. A majority vote of the Managers, on behalf of the Company, is required to do the following:

   (a) Purchase real property;

   (b) Purchase, lease, or otherwise acquire any personal property valued at more than $1,500;

   (c) Sell, convey, mortgage, grant a security interest in, pledge, lease, exchange, or otherwise dispose or encumber any of the Company's real or personal property, except in the ordinary course of business;

   (d) Borrow money or incur liabilities or other obligations in an aggregate amount of more than $1,500;

   (e) Enter into and terminate agreements and execute contracts, documents, or instruments that obligate the Company to pay more than $1,500 per fiscal year;

   (f) Determine the distributions to Members and amounts retained by the Company for liquidating and necessary capital;

   (g) Institute, defend, or settle any litigation or arbitration in the Company's name, or settle any disputed claims of more than $1,500;

   (h) Make, revise, or revoke any available allocation, consent, or election affecting any tax;

   (i) Admit a new or Substitute Member; and

   (j) Determine the right of a person to indemnification under **Section 11.5**.

2.4. **Reservation of Powers**. The Managers do not have the power to take any action that requires a Member Resolution or other vote or approval of the Members, including those actions set forth in **Section 3.7**.

2.5. **Manager Action**. The following procedures apply for any matter that requires a vote of the Managers.

(a) **Regular Meetings**. The Managers may establish a regular meeting schedule and location.

(b) **Special Meetings**. A special meeting of the Managers may be called by the Members or any Manager then in office. Notice of a special meeting of the Managers must be provided to each Manager not later than 24 hours before the meeting is scheduled to start. Notice may be provided orally (either by telephone or in person), or by delivery of a written notice by hand, courier, or electronic transmission.

(c) **Quorum**. Attendance by all Managers then in office is required to establish a quorum at a meeting of the Managers.

(d) **Participation**. A Manager may participate in a meeting of the Managers by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting may communicate with the other participants. Participation in a meeting pursuant to this section constitutes presence in person at the meeting.

(e) **Vote Required**. Each Manager will have one vote. Except as otherwise provided in the Articles, in this Agreement, or by the Act, the affirmative vote of a majority of the Managers then in office will constitute action by the Managers.

(f) **Action Without a Meeting**. Action of the Managers may be taken without a meeting if all Managers then in office sign a written consent stating the action to be taken.

2.6. **Resignation and Removal.** A Manager may resign upon 60 days' written notice to the Members. A Manager may be removed from office by vote of the Members with or without cause. A successor Manager must be appointed by Member Resolution at the time of removal of the Manager.

2.7. **Status as Member.** If a Manager is also a Member, he or she will continue as a Member upon resignation or removal as a Manager. A Manager is not required to be a Member.

2.8. **Standard of Care**.

(a) Each Manager will discharge his or her management duties in good faith, with the care an ordinarily prudent Person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interests of the Company.

(b) As permitted in the Act, each Manager may rely on information, opinions, reports, or statements, including financial statements or other financial detail.

2.9. **Third Party Reliance**. Any person dealing with a Manager on behalf of the Company is entitled, without liability and without further inquiry, to rely on the sole power and authority of the Manager to make any decision and to take any action with respect to the Company.

2.10. **Compensation and Reimbursement**. The Company may compensate a Manager for services performed on behalf of the Company, as determined by the Members. Each Manager is entitled to reimbursement for expenses reasonably incurred in connection with the business of the Company, upon substantiation of the expenses in accordance with standard Company policy.

2.11. **Sole Benefit of Members**. The Managers will account to the Company and hold as trustee for it any profit or benefit derived without the informed consent of the Members by the Managers from any transaction connected with the conduct or winding-up of the Company or from any personal use by the Managers of the Company's property.

2.12. **Limitations on Other Business Interests**. A Manager may not have other business interests or engage in other business activities that would directly damage the business, properties, or prospects of the Company. Each Manager must present to the Company any business opportunity to which the Manager becomes aware that relates to the Company's business and allow the Members to determine whether or not the Company should pursue the presented business opportunity.

2.13. **Managers Not Full Time**. A Manager is not required to manage the Company as the Manager's sole and exclusive business, provided that the Manager must devote sufficient time to management of the Company to comply with the standards of **Section 2.8**.

2.14. **Deadlock Provisions.** If, as the result of a tie vote of Managers on any matter of material importance to the Company's operations, the Company is unable to carry on business as contemplated by this Agreement, a Manager may give notice to all other Managers declaring a deadlock. The notice must specify in reasonable detail the specific matters regarding the deadlock. During the 30-day period following receipt by all Managers of the notice, Managers will seek to resolve the deadlock among themselves. If at the end of the 30-day period, the deadline is not yet resolved, the matter will be submitted to a vote of the Members.

ARTICLE 3
MEETINGS AND VOTING OF MEMBERS

3.1. **Call of Meeting.** Any Member may call a meeting of the Members. The Partnership Representative may also call a meeting of the Members.

3.2. **Notice of Meeting.** At least 3 days, but no more than 60 days, prior to the date fixed for a meeting of the Members, written notice of the time, place and purposes of the meeting must be provided to each Member. The business to be conducted at the meeting is limited to those matters specified in the notice.

3.3. **Waiver of Notice.** A Member may waive notice of a meeting by e-mail, facsimile, or other writing. The waiver may be given to the Company before, at, or after the meeting. A

Member who attends the meeting in person or by proxy has waived notice of the meeting unless, at the commencement of the meeting, the Member states an objection on the basis that the meeting is not lawfully called or convened.

3.4.   **Proxies.** A Member may vote by proxy executed in writing by the Member. The proxy must be filed with the Company before or at the time of the meeting. A proxy will not be valid after three months from the date of execution, unless otherwise provided in the proxy.

3.5.   **Participation in Meetings.** The Members may participate in a meeting by means of remote communication equipment. All participants must be able to read or hear the proceedings of the meeting concurrently and must be advised of the remote communication equipment. The names of the participants in the conference must be told to all participants. Participation in a meeting pursuant to this procedure will constitute presence in person at the meeting.

3.6.   **Action Without a Meeting.**   Any action by the Members may be taken without a meeting and without prior notice if written consent to the action is signed by all of the Members having at least the required aggregate Sharing Ratios.

3.7.   **Voting Rights of Members.** Each Member has the right to vote on each of the following matters:

(a)   Dissolution the Company;

(b)   Approval of the merger of the Company with another entity;

(c)   Amendment or restatement of the Articles or this Agreement;

(d)   The sale, exchange, lease, or other transfer of all or substantially all of the assets of the Company other than in the ordinary course of business;

(e)   Expulsion of a Member from the Company;

(f)   Appointment or removal of a Manager;

(g)   Approval of a Transfer of Membership Interest;

(h)   Setting compensation levels of Managers;

(i)   Conversion of the Company into a business organization as that term is defined in Section 705a of the Act;

(j)   Approval of any transaction involving an actual or potential conflict of interest between a Member and the Company or between the Manager and the Company;

(k)   Participation with others in partnerships, joint ventures, or other associations and strategic alliances; and

(l)   Approval of any other matter requiring a Member Resolution or other vote or approval of the Members under this Agreement or the Act.

3.8.   **Majority Vote Required for Action.**   Each Member who is entitled to vote on a Resolution may vote in person, by proxy, or by written consent, in proportion to that Member's then applicable Sharing Ratio.   Except as otherwise provided in the Articles, in this Agreement, or by law, a Resolution is approved by the affirmative vote of those Members whose aggregate Membership Interests total greater than 50% of the total Sharing Ratios of the Members who are eligible to vote.

3.9.   **Related Party Transactions**.   If a Member loans money to or transacts business with the Company, the Member's rights and obligations are the same as those of a person who is not a member, except as otherwise provided by law.   No transaction with the Company is voidable merely because the Member has a direct and indirect interest in the transaction, so long as the transaction is fair to the Company.

3.10.   **Deadlock**.   If, as a result of a tie vote of the Members on a matter of material importance to the Company's operations, the Company is unable to carry on its business as contemplated by this Agreement, a Member may give notice to all other Members declaring a deadlock.   The notice must specify in reasonable detail the specific matters regarding the deadlock.   During the 30-day period following receipt by all of the Members of the notice, the Members will seek to resolve the deadlock among themselves.   If at the end of the 30-day period, the deadlock is not yet resolved, the following procedures will apply:

(a)   the Members may, by Resolution, determine to submit the deadlock, with recommendations from each Member, to mediation, and all Members agree to participate in the mediation in good faith; or

(b)   a Member may make a buy-sell offer pursuant to the terms, conditions and procedures provided in **Section 3.11**; or

(c)   the Members may by Resolution vote to dissolve the Company.

3.11.   **Buy-Sell Upon Deadlock.**   If a Member elects to make a buy-sell offer in response to a deadlock, the following procedures will apply:

(a)   The offering Member must deliver a written buy-sell offer to each other Member, pursuant to which the offering Member offers, for a purchase price set forth in the offer to either buy the full Membership Interest of the other Member or to sell the offering Member's full Membership Interest to the other Members.

(b)   Within 60 days after receiving a written offer as provided in **subsection (a)**, each other Member must deliver to the offering Member a written notice in which the other Member accepts either: (i) the offering Member's offer to purchase the other Member's Membership Interest in full; or (ii) the offering Member's offer to sell the offering Member's full Membership Interest to the other Members. If a Member fails to provide this notice within this 60-day period, this failure will conclusively be deemed to be an acceptance of the offering Member's offer to buy the other Member's Membership Interest in full.

(c)   Closing on a buy-sell agreement entered into pursuant to this **Section 3.11** will be held within 30 days of the expiration of the notice period provided in **subsection (b)**. If a closing does not occur timely, either party may pursue an action for specific performance in a court of competent jurisdiction.

3.12. **Member Representative** . A Member may designate one or more persons to act as the Member's Member Representative. A Member Representative, when designated and until terminated, will have full and complete authority to act on behalf of the designating Member and to bind the designating Member in all matters relating to, arising out of, or in connection with this Agreement and the management of the Company.

ARTICLE 4
BOOKS, RECORDS AND ACCOUNTING

4.1. **Books and Records**. The Managers will maintain, in paper or electronic form, books and records of the Company's business and affairs in the Company's registered office or principal place of business as required by the Act.

4.2. **Fiscal Year; Accounting**. The Company's fiscal year will be the calendar year unless the Managers select otherwise. The Managers will select the particular accounting methods to be followed by the Company.

4.3. **Deposit Accounts**. All funds of the Company will be deposited in one or more deposit accounts or investment accounts in the name of the Company. The Managers will determine the institutions at which the accounts will be opened, the authorized signatories, and all other matters relating to these accounts.

4.4. **Right to Information.** Upon reasonable written request and during ordinary business hours, each Member or that Member's designated representative may inspect and copy, at Member's expense, any of the Company's records within the control of any other Member or the Manager. Upon written request of a Member, the Company must provide to that Member, at the Company's expense, a copy of the Company's most recent annual financial statements and of its most recent federal, state, and local income tax returns.

4.5. **Tax Information.** Information relating to the Company that is reasonably necessary for the preparation of the Members' income tax returns must be prepared at the Company's expense and distributed to the Members as soon as practical after the end of each fiscal year of the Company.

4.6. **Reports.** The Managers will provide reports to the Members concerning the financial condition and results of operation of the Company and the Capital Accounts of the Members in the time, manner, and form as the Managers determine. These reports will be provided at least annually as soon as practicable after the end of each fiscal year of the Company.

4.7.   **Partnership Representative**.

(a)   The Partnership Representative is Ryan Angott.

(b)   The Partnership Representative must give each Member and the Manager notice and copies of all notices and other documents received from or provided to the Internal Revenue Service. The Partnership Representative must provide a summary, including reasonable detail of the status of any tax-related proceedings (for example an audit and its appeal) at appropriate times, not less frequently than every 30 days while the proceeding is pending. The Partnership Representative may not make elections or take any other action that a partnership representative may take under the rules of the Partnership Audit Reform without the approval of a Member Resolution, unless (i) the Members fail to approve or disapprove the action within 10 Business Days of the Partnership Representative requesting in writing Member approval, and (ii) the Partnership Representative reasonably determines that failure to take such action might have a material adverse effect on the Company's interest in the proceeding. The Company and each Member is bound by and consent to the elections and other actions made or taken by the Partnership Representative in compliance with this section, including any election made under Code Sections 6226(a), 6241(g), or 6221(b)(1). The Members agree to take all actions and to provide all information that the Partnership Representative reasonably requests with respect to an election or other action made or taken by the Partnership Representative in compliance with this section.

(c)   Any imputed underpayment amount imposed on the Company pursuant to Code Section 6232 (and any related interest, penalties or other additions to tax) that the Partnership Representative reasonably determines is attributable to one or more Members or any former Member, shall be, in the Partnership Representative's reasonable discretion, either, (i) treated as payments on behalf of the Member and when paid by the Company, as a distribution to the Member; or (ii) promptly paid by such Member or former Member to the Company within 30 days following the Partnership Representative's request for payment which request for payment, for avoidance of doubt, will be made only after the Company has received a notice of final partnership adjustment pursuant to Code Section 6231 (and any failure to pay such amount shall result in a subsequent reduction in distributions or other amounts otherwise payable to such Member or former Member plus interest on such amount calculated at the Prime Rate; provided); that in making the determination of which Members or former Members any such imputed underpayment is attributable to, the Partnership Representative will allocate any imputed underpayment amount imposed on the Company (and any related interest, penalties, additions to tax and audit costs) among the Members in good faith taking into account each Member's particular status, including, for the avoidance of doubt, a Member's tax exempt status.

(d)   This section binds and is enforceable against each Member during and after the termination of the Member's Membership and survives any termination of this Agreement.

4.8.   **Tax Elections**. The Company may not elect to be taxed as other than a partnership. The Company may upon Resolution of the Members, but is not required to, make an election under Section 754 of the Code.

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ARTICLE 5
MEMBERS AND COMPANY CAPITAL

5.1. **List of Members.** Schedule A sets forth a list of the Members and Sharing Ratios. The Managers will amend Schedule A to reflect changes in the Members and Sharing Ratios as changes occur.

5.2. **Admission of New Members.** The Managers may approve the admission of new Members according to criteria and on the terms and conditions determined by the Managers in their sole discretion. As a condition to admission as a Member, the person approved for membership must execute an agreement to be bound by the terms of this Agreement and any other documents required by the Managers. The Sharing Ratio allocated to a new Member will be as determined by the Managers.

5.3. **Joint Ownership of Membership Interests.** Two or more persons may hold a single Membership Interest as joint tenants with rights of survivorship, or as tenants in common. A jointly held Membership Interest is entitled to the same rights and obligations as if held by one Member. Unless otherwise agreed and the Company is notified in writing, the joint owners will be treated as if they own a single Membership Interest in equal shares. Either joint tenant of a jointly held Membership Interest may vote as a Member with respect to the entire jointly held Membership Interest, unless both parties seek to vote the jointly held Membership Interest in an inconsistent manner, in which case, each joint tenant may vote just its share of the Membership Interest.

5.4. **Waiver of Action for Partition.** Each Member irrevocably waives, during the term of the Company and during the period of its liquidation following dissolution, any right to maintain an action for partition of the Company's assets.

5.5. **Additional Capital.** The Managers may propose an increase in the amount of capital to be contributed by existing Members as follows:

(a) **Resolution to Increase**. A Member Resolution is required to increase the amount of capital to be contributed by existing Members. Any increase will initially be allocated among existing Members in proportion to their then applicable respective Sharing Ratios.

(b) **Notice of Increase**. Upon adoption of a Member Resolution to increase the amount of capital contributed by existing Members, the Manager must give written notice to the Members at least 15 Business Days prior to the date on which the additional capital contributions are due. The notice must describe, in reasonable detail, the purposes and uses of the additional capital, the amount of additional capital allocated for contribution by each Member, and the date on which payment of the additional capital contribution is due.

(c) **Option**. Each Member will have the right, but not the legal obligation, to make the additional capital contribution specified for that Member in the notice.

(d) **Failure to Contribute**. If a Member does not make a capital contribution in the amount specified for that Member in the notice, any amount not contributed by that Member will be offered to the Contributing Members and will be allocated among each Contributing Member in the same proportion as each Contributing Member's then applicable Sharing Ratio bears to the combined Sharing Ratios of all Contributing Members, unless otherwise agreed in writing among the Contributing Members. This process will be repeated until all capital specified in the notice is contributed, or no Member decides to contribute additional capital.

(e) **Dilution**. If less than all the Members contribute their allocated portion of additional capital, the Sharing Ratios of those failing to contribute their full portion will be proportionately diluted, and the Sharing Ratios of the Contributing Members will be proportionately increased, to reflect the proportion of that additional capital actually contributed by each Member. Schedule A must be amended to reflect any change to the Sharing Ratios of each Member.

5.6. **Member Loans to Company**. A Member may make or cause a loan to be made to the Company on those terms upon which that Member and the Managers agree. The amount of the loan or advance will not be treated as a capital contribution but will be a debt due from the Company. The loan or advance will be repayable out of the Company's cash and will bear interest at a rate not less than the applicable federal rate as defined in Code Section 1274(d). A Member is not obligated to make any loan or advance to the Company.

5.7. **No Withdrawal and Return of Capital.** A Member may withdraw as a Member by delivering notice to the other Members, but a Member may not otherwise change the Member's Membership status. A Member who withdraws is deemed to abandon his or her Membership Interest for no consideration. A Member who withdraws is entitled to no withdrawal distribution, return of capital, or other payment for the withdrawing Member's Membership Interest. No Member will have any personal liability for the repayment of the capital contribution of any other Member.

5.8. **No Right to Company Assets.** Except as otherwise provided in this Agreement or required by the Act:

(a) No interest or return will accrue or be payable on any capital contribution made by a Member to the Company; and

(b) No Member has an interest, right or claim to any of the Company's assets.

ARTICLE 6
CAPITAL ACCOUNTS AND TAX ALLOCATIONS

6.1. **Capital Accounts.** The Company will maintain a Capital Account for each Member, as follows:

(a)   **Increases to Capital Accounts**. Each Member's Capital Account will be increased by:

(i)   The amount of money contributed by the Member to the capital of the Company;

(ii)   The fair market value of property contributed by the Member (net of liabilities assumed by the Company or subject to which the Company takes the property, within the meaning of Code Section 752). Fair market value will be determined by the Manager and the Member in an arm's length negotiation at the time of contribution;

(iii)   The amount of any Company liabilities assumed by the Member or secured by any property distributed by the Company to the Member; and

(iv)   The Member's share of net profits and of any separately allocated items of income or gain including adjustments required by Regulations Section 1.704-1(b)(2)(iv)(b).

(b)   **Decreases to Capital Accounts**. Each Member's Capital Account will be decreased by:

(i)   The amount of money distributed by the Company to the Member;

(ii)   The fair market value of property distributed by the Company to the Member (net of liabilities of the Company assumed by the Member or subject to which the Member takes the property within the meaning of Code Section 752). Fair market value will be determined by the Manager and the Member in an arm's length negotiation at the time of Distribution;

(iii)   The amount of any liabilities of the Member assumed by the Company or secured by any property contributed by the Member to the Company; and

(iv)   The Member's share of net losses and of any separately allocated items of deduction or loss including adjustments required by Treasury Regulations Section 1.704-1(b)(2)(iv)(b).

6.2.   **Tax Allocations.** Except as otherwise required by Code Section 704(c) and the provisions of **Appendix I**, all profits, losses, income, gains, credits, and other tax items of the Company will be allocated among the Members in proportion to their then applicable respective Sharing Ratios.

6.3.   **Compliance with Code Section 704(b).** The provisions of this Agreement that relate to the maintenance of Capital Accounts and tax allocations are intended and, if necessary, will be modified to cause the allocations of profits, losses, income, gains, credits, and other tax items pursuant to this **Article 6** to have substantial economic effect under Code Section 704(b) and corresponding regulations. This Agreement must not be construed as creating a deficit restoration obligation or otherwise personally obligating any Member to make a capital contribution in excess of the Member's initial capital contribution.

ARTICLE 7
DISTRIBUTIONS

7.1. **Regular Distributions.** The Company may make Regular Distributions as determined by the Managers, except to the extent prohibited by the Act or **Section 7.3**. All Regular Distributions will be allocated among the Members in proportion to their then applicable respective Sharing Ratios.

7.2. **Distributions to Pay Taxes**. If a Member incurs a federal tax liability caused by receiving an allocation of taxable income form the Company ("**Federal Tax Liability**") due to his or her status as a Member and receipt of allocations under **Article 6**, as determined by the Company's regular accountant in its reasonable discretion, then distributions will be made to all Members in proportion to their Sharing Ratios, so that the distribution made to each Member is at least equal to the Member's Federal Tax Liability.

7.3. **Limitation on Distributions.** Notwithstanding **Sections 7.1** and **7.2**, no Distribution may be declared or made if, after giving it effect: (i) the Company would not be able to pay its debts as they become due in the usual course of business; or (ii) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed if the Company were to be dissolved at the time of the Distribution to satisfy any preferential rights of the Members upon dissolution that are superior to the rights of the Member or Members receiving the Distribution. The Managers may base a determination that a Distribution is permissible on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances, on a fair valuation or on another method that is reasonable under the circumstances. The application provisions of the Act shall control the application of this **Section 7.3**.

7.4. **Liquidation.** All Distributions in liquidation of the Company will be as provided in **Article 12**.

7.5. **Distributions in Kind.** Except for distributions to pay taxes described **Section 7.2**, which will be paid in cash, the Managers may decide to make authorized distributions in kind. Valuation of the assets to be distributed in kind will be determined according to the procedure established by the Managers at that time. If assets are distributed in kind at the express request of a Member, that Member must reimburse the Company for any additional expenses that the Company incurs in making the Distribution, such as legal fees and filing fees.

7.6. **Member Liability for Distributions in Excess of Legal Limits.**

(a) **Affirmative Vote**. A Member who votes for or assents to a Distribution in violation of the Act or **Section 7.3** of this Agreement will be personally liable, jointly and severally, to the Company for the amount of the Distribution that exceeds the amount that could have been distributed without violating the Act or **Section 7.3** of this Agreement.

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(b) **Acceptance of Distribution**. A Member who accepts or receives a Distribution with knowledge of facts indicating the Distribution is in violation of the Act or **Section 7.3** of this Agreement is liable to the Company for the amount the Member accepts or receives that exceeds the Member's share of the amount that could have been distributed without violating the Act or this Agreement.

(c) **Contribution**. Each Member held liable under this **Section 7.6** for a Distribution is entitled to a proportional contribution from each other Member who could also be held liable under this **Section 7.6**. A Member's proportional contribution amount will be calculated by dividing that Member's maximum aggregate liability by the sum of all Members' maximum aggregate liabilities. The aggregate liability of each Member under this **Section 7.6** with respect to any specific Distribution will be limited to that Member's liability under **Section 7.6(a)** or under **Section 7.6(b)**, whichever is greater.

ARTICLE 8
DISPOSITION OF MEMBERSHIP INTEREST

8.1. **Limitation**. A Membership Interest may only be Transferred or Encumbered in compliance with this **Article 8**, and only if the: (i) Transfer will not cause a termination of the Company under the Code; (ii) Transfer will comply with all applicable state and federal securities laws and regulations; (iii) the assignee or secured party of the Membership Interest provides the Company with the information and agreements the Members require in connection with the Transfer; and (iv) the Transfer complies with **Section 10.1(b)**. Any attempted Transfer of a Membership Interest in violation of this **Article 8** is null and void.

8.2. **Transfers Requiring Approval**. A Member may not Transfer or Encumber a part or all of the Member's Membership Interest unless the Transfer or Encumbrance is approved by Resolution of the Members, except that Permitted Transfers do not require Member approval.

8.3. **Rights of Transferee**. The Transferred Membership Interest does not entitle the Transferee to participate in the management and affairs of the Company or to become a Member. Unless a Transferee is admitted as a substitute Member pursuant to **Section 8.4**, Transferee's rights are limited to the right to receive, to the extent Transferred, the Distributions to which the Transferring Member would otherwise be entitled, only if and when paid.

8.4. **Admission of a Substitute Member**. A Transfer of a Membership Interest is admitted as a substitute Member, having all the rights and powers of the Transferring Member only if: (a) except in the case of a Permitted Members Assignee, the Managers consent to the Transferee becoming a Member; (b) the Transferee agrees to be bound by the terms and conditions of this Agreement; and (c) the Transferee has paid any reasonable assessment imposed by the Company to defray the cost to the Company of effectuating the Transfer. A Transferee so admitted will be considered to be a substitute Member upon signing a Member Counterpart Signature Page under which the Transferee agrees to be bound by the terms and conditions of this Agreement.

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8.5.   **Effective Date of Transfer**. The effective date of a Transfer will be: (i) in the case of a voluntary Transfer, the effective date specified by the parties to the Transfer, subject to satisfaction of all conditions to the Transfer and written notice to the Company; or (ii) in the case of an involuntary Transfer, the date of the triggering event. All Distributions after the effective date of the Transfer will be made to the Transferee, regardless of when the Distribution accrued on the Company's books.

8.6.   **Right of First Refusal.** A Membership Interest may not be Transferred to a third party unless the Membership Interest is first offered to Company and the remaining Members in accordance with the following terms and conditions:

(a)   The Member must notify the Managers in writing that the Member intends or desires to Transfer Member's Membership Interest. The notice must include the name of the proposed Transferee, the terms of the proposed Transfer, and the consideration offered, if any, for the Transfer of the Membership Interest.

(b)   The Managers will have 30 days after receipt of the written notice to determine whether to cause the Company to buy the Membership Interest from the Member. If the Member has received a bona fide offer to buy the Membership Interest from the third party, the Company may purchase the Membership Interest on the same terms and for the same consideration as the bona fide offer. If the offer disclosed in the notice is not a bona fide offer to buy, the Company may purchase the Membership Interest at the price and on the terms of the offer.

(c)   If the Company does not elect to buy the Membership Interest, the Membership Interest will be offered to the remaining Members. The Managers must furnish written notice of the offer (as described in **subsection (a)** above) to the remaining Members, who will have 30 days after receipt of the written notice to elect whether to buy the Membership Interest. If there is more than one remaining Member who elects to buy the Membership Interest, the Membership Interest will be divided among electing Members in proportion to their then applicable respective Sharing Ratios, or as otherwise agreed in writing by all electing Members. The price and terms of the purchase will be the same as provided for Company's option in **subsection (b)** above.

(d)   If the Membership Interest is not purchased in full by the Company or the remaining Members, for a period of 90 days following expiration of the remaining Members' option, the Member may complete the Transfer of any remaining balance to the proposed Transferee at a price and on terms no more favorable to Transferee than those reflected in the Member's notice. If the Member fails to complete the sale as just described, the right of first refusal contained in this **Section 8.6** will reattach to Member's Membership Interest.

8.7.   **Tag-Along Rights**. If a Membership Interest proposed for Transfer (other than a Permitted Transfer) is not purchased in full by the Company and the remaining Members pursuant to the right of first refusal provided in **Section 8.6**, the proposed seller must, as a condition to Transferring the Membership Interest, provide a Tag-Along Notice to each other

Member. Each other Member will have a right to participate in the sale of Membership Interest as follows:

(a)　　Each Member who desires to participate in the Transfer must deliver to the proposed seller and the Company a written notice of intent to participate no later than 10 Business Days after receipt of the Tag-Along Notice. Delivery of a written notice of intent to participate will constitute an irrevocable commitment by the electing Member to sell the Tag-Along Interest to the proposed Transferee.

(b)　　Each electing Member must be paid the same consideration at the same price and on the same terms for Member's Tag-Along Interest as is received by the proposed seller in the transaction.

(c)　　If the Transferee refuses to purchase an electing Member's Tag-Along Interest, but nonetheless purchases a Membership Interest from the proposed seller, then the proposed seller must purchase the Tag-Along Interest from each electing Member on the same terms as the proposed seller receives from the Transferee. Each electing Member may enforce this provision by specific performance.

8.8. **Drag Along Rights** . If the Members adopt a Resolution to approve a Sale of the Company, each Member, whether or not the Member voted to approve the Sale of the Company, agrees:

(a)　　To consent to and raise no objections against the Sale of the Company;

(b)　　To waive any applicable statutory withdrawal rights, dissenters' rights, appraisal rights, or similar rights in connection with the Sale of the Company;

(c)　　If applicable, to vote for, consent to, and raise no objections against the admission of any purchaser as a Member of the Company;

(d)　　If the Sale of the Company is structured as a sale of Membership Interests, to tender for sale to the purchaser Member's Membership Interest;

(e)　　To execute and deliver all related documentation and take any other action in support of the Sale of the Company as reasonably requested by the Company's legal counsel; and

(f)　　The obligations of each Member under this **Section 8.8** are subject to the condition that each Member is entitled to receive the same type of consideration at the same value per percentage Sharing Ratio and on the same terms as all other Members for their Membership Interests, which each Member hereby agrees will qualify as fair value for each Member's Membership Interest.

8.9. **Right of Offset**. If the Company purchases a Membership Interest pursuant to this **Article 8**, the Company has the right to offset from the purchase price paid, any amount owed to the Company by the Member whose Membership Interest is being purchased, no matter what the source of the Member's obligation to the Company is. If the Company incurs any expense associated with removing an encumbrance on the Membership Interest being purchased by the Company, the Company may also offset this expense from the purchase price paid.

8.10. **Transfer on Death Designation**. Notwithstanding anything in this Agreement to the contrary, the Member may designate a transfer on death ("**TOD**") beneficiary of the Member's Membership Interest by registering his or her Membership Interest in beneficiary form pursuant to Article VI (Nonprobate Transfers on Death) of the Estate and Protected Individuals Code, MCL § 700.6301 et. seq. The registration of the Membership Interest in beneficiary form will not affect ownership of the Membership Interest until the death of the Member. The Member may cancel a TOD beneficiary designation at any time, without the consent or knowledge of the designated beneficiary. A transfer on death of the Membership Interest resulting from the registration of a Membership Interest in beneficiary form is not testamentary. MCL § 700.6309.

8.11. **Buy-Sell Provisions**.

(a) Upon the occurrence of one of the following triggering events with respect to a Member, the Member will be deemed to have offered the Member's Membership Interest for sale to the Company, and the Company will have the option, but not the obligation to purchase the Member's Membership Interest at a price and on the terms described below:

      i.   the Member's Bankruptcy; or

      ii.   the Member's divorce.

If a Membership Interest is jointly owned, the occurrence of a trigger event listed in **subsections (i)** and **(ii)** above to only one of the owners will trigger the Company's right to purchase the Membership Interest.

(b) Each Member agrees to notify the Company promptly in writing of the occurrence of a triggering event listed in **subsection (a)**.

(c) Upon receipt of a written notice of the occurrence of a triggering event, the Company will promptly forward the notice to all remaining Members, who will be offered the opportunity to purchase the Membership Interest. The remaining Members will have 20 Business Days after receipt of the written notice to determine whether to buy the Membership Interest. If there is more than one remaining Member who elects to buy the Membership Interest, the Membership Interest will be divided among electing the Members in proportion to their then applicable respective Sharing Ratios, or as otherwise agreed in writing by all electing the Members. The price and terms of the purchase will be as described below.

(d) If the remaining Members do not elect to buy all of the Membership Interest, any unsold balance of the Membership Interest will be offered to the Company, which will have 30 days after expiration of the remaining Members' option to elect whether to buy the remaining balance of the Membership Interest. The price and terms of the purchase will be as described below.

(e)   Unless the buyer and selling person agree otherwise, the purchase and sale of the Membership Interest will close no later than 30 days after the expiration of the second option period described above. The date, time and location of the closing will be determined by the buyer.

(f)   If the triggering event is the Member's Bankruptcy or divorce, and the Company and the remaining Members do not elect to purchase all of the Membership Interest, then the Membership Interest may Transfer as a result of the triggering event; provided that the Company will thereafter have a continuing option to purchase the Transferred Membership Interest under the rules of this section applied as if the Member died on the date that the Company elects to exercise that option. If the triggering event is other than the Member's Bankruptcy or divorce, the Member will continue to own the Member's Membership Interest, and the Company will thereafter have a continuing option to purchase the Member's Membership Interest under the rules of this section applied as if the Member died on a date that the Company elects to exercise that option.

8.12.   **Purchase Price Determination**. No later than three months after the end of each fiscal year, the Members will by Resolution set the value of the Company as of the end of the fiscal year just concluded to be used prospectively if the value of a Membership Interest needs to be determined for purposes of this **Article 8**. The value of the Membership Interest will equal the then effective Sharing Ratio of the Membership Interest times the value of the Company, subject to a 10% minority discount for Membership Interests having a Sharing Ratio of less than 50%. If the Members fail to adopt a Resolution setting the Company's value for a period in excess of 24 months, and the seller and buyer do not otherwise agree, the Company's value will be determined by appraisal, using the end of the Company's most recently concluded fiscal year as the valuation date, according to the following the following procedures:

(a)   The seller of the Membership Interest will seek to agree upon the selection of a single appraiser, whose determination of value of the Membership Interest being sold will be binding on all parties. The Company will pay the costs of the appraisal.

(b)   If the seller of the Membership Interest is unable to agree on a single appraiser, each of them will appoint an appraiser and the value of the Membership Interest being sold will be the average of the two valuations. The Company will pay the cost of the appraiser it appoints, and the seller of the Membership Interest will pay the cost of the appraiser it appoints.

(c)   The appraisers will be instructed to apply a 10% minority discount in determining the value of any Membership Interest having a then-applicable Sharing Ratio of less than 50%.

8.13.   **Terms of Purchase**. If a Membership Interest is being purchased from a Member pursuant to a right of first refusal in a context where that Member has not received a bona fide offer from a third party, or for any other reason, the purchase price as determined pursuant to **Section 8.12** will be paid with a note bearing interest at the Prime Rate on the date of the trigger event, payable in equal monthly payments over a period of 60 months, on the first day of each month.

ARTICLE 9
DECEASED MEMBER

9.1.   **Transfer of a Membership Interest Upon the Death of a Member**.   Except as provided in **Article 8** of this Agreement, if there is a death of a Member, then the deceased Member's Membership Interest, including the deceased Member's share in the profits and losses of the Company and all of the rights of the deceased Member to receive Company funds will, subject to the terms and conditions of this Agreement, devolve on and transfer to the deceased Member's personal representative to be distributed in accordance with the deceased Member's Will, or if there is no Will, then by the laws of intestacy ("**Successor**"), as the case may be, but the Successor will not become a substitute Member unless by unanimous agreement of the Managers. The deceased member's Membership Interest will be transferred within 90 days of the date of death.

In the event the Membership Interest is held jointly, the Membership Interest of the deceased Member will pass to the surviving spouse.

ARTICLE 10
WARRANTIES, REPRESENTATIONS AND COVENANTS OF MEMBERS

10.1. **Securities Compliance.** Each Member represents and warrants to the Company and the other Members as follows:

(a)   The Member is acquiring the Member's Membership Interest for the Member's own account as an investment and without an intent to distribute the Membership Interest;

(b)   The Member understands that Member's Membership Interest has not been registered under the Securities Act of 1933 or any state securities laws in reliance on applicable exemptions, is a "restricted security," and may not be Transferred by the Member, except pursuant to an effective registration statement, or under an exemption from registration;

(c)   The Member has such knowledge and experience in financial and business matters that the Member is capable of evaluating the merits and risks of investing in the Membership Interest and can bear the economic risk of an investment in the Membership Interest for an indefinite period of time;

(d)   The Member has made an independent investment analysis in deciding to become a Member;

(e)   The Member has had the opportunity to: (i) investigate the business of the Company, the qualifications of the other Members, and the tax and financial implications of an investment in the Company; (ii) ask questions of and receive answers from the Company concerning the business and financial condition of the Company and the terms and conditions of ownership of the Membership Interest; and (iii) obtain any supplemental information the

Member deems desirable. The Member represents and warrants that all this information has been made readily available to Member by the Company;

(f) The Member deems the Membership Interest an appropriate investment for the Member; and

(g) The Member understands that an investment in the Membership Interest involves certain variables and risks, which could adversely affect the value of the Membership Interest now and in the future.

10.2. **Authority**. Each Member represents and warrants to the Company and the other Members as follows:

(a) If the Member is an entity, it is duly organized, validly existing, and in good standing under the laws of the state of its organization, and has full organizational power to execute and agree to this Agreement and to perform its obligations under this Agreement;

(b) The individual executing this Agreement on the Member's behalf is duly authorized or has been empowered to do so;

(c) The execution, delivery, and performance by Member of this Agreement will not be in contravention of, result in any breach of, or constitute a default under any applicable law, judgment, license, permit, order, material loan, note, or other agreement or instrument to which the Member is a party or by which the Member or any of the Member's properties is bound;

(d) When delivered to other Members, this Agreement will have been duly and validly executed and will be binding upon the Member enforceable in accordance with its terms, except that enforceability may be limited by: (i) applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws affecting creditors' rights generally; and (ii) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances; and

(e) No consent, approval, authorization, or order of any court or governmental agency or authority or of any third party that has not been obtained is required in connection with the execution, delivery, and performance of this Agreement by the Member.

10.3. **Survival of Representations, Warranties and Covenants**. All representations, warranties, and covenants made by each Member in this Agreement will be considered to have been relied upon by the other Members and will survive the execution and delivery of this Agreement, regardless of any investigation made by or on behalf of any other Member.

ARTICLE 11
EXCULPATION OF LIABILITY, INDEMNIFICATION

11.1. **Exculpation of Member Liability**. A Member is not liable for any debt, obligation, or liability of the Company, except to the extent expressly assumed by the Member or as otherwise required by law.

11.2. **Limitation of Manager Liability**. Except as provided in the Act, no Manager is liable for monetary damages or otherwise to the Company for any act or inaction, including a breach of **Section 2.8**, any fiduciary duty, or any duty established in Section 404 of the Act.

11.3. **Indemnification of Member**. The Company must indemnify and hold each Member harmless from and against all losses, expenses, claims, and demands sustained by the Member by reason of any acts or omissions or alleged acts or omissions of the Member in the Member's capacity as a member, including judgments, settlements, penalties, fines, or expenses (including attorney fees and costs), incurred in a proceeding to which the Member is a party or threatened to be made a party. The Manager will determine the reasonableness of expenses incurred by the Member to be indemnified and the amount of indemnification to be paid. However, the Company may not indemnify a Member, if, after a factual determination by a competent court, it is determined that, with respect to the matter for which the Member is seeking indemnification, the Member:

(a) Received a financial benefit to which the Member was not entitled either under the Act or under this Agreement;

(b) Voted for or assented to a Distribution in violation of Section 307 of the Act or this Agreement;

(c) Willfully violated the law;

(d) Willfully violated the Articles or this Agreement; or

(e) Engaged in conduct that was grossly negligent or fraudulent.

The Company must comply with Section 404 of the Act on all matters relating to indemnification of a Member.

11.4. **Indemnification of Manager**. The Company must indemnify and hold the Manager harmless from and against any losses, expenses, attorney fees, claims, and demands sustained by the Manager by reason of any acts or omissions or alleged acts or omissions taken by the Manager for or on behalf of the Company, including judgments, settlements, penalties, fines, or expenses incurred in a proceeding to which the Manager is a party or is threatened to be made a party. However, the Company may not indemnify a Manager, if, after a factual determination by a competent court, it is determined that the Manager is not entitled to indemnification under the Act.

11.5. **Indemnification of Others.** The Managers may cause the Company to indemnify and hold harmless any officer, employee, or agent of the Company from and against any losses, expenses, claims and demands sustained by the officer, employee, or agent by reason of any acts or omissions taken by the officer, employee, or agent for or on behalf of the Company, including judgments, settlements, penalties, fines, or expenses (including attorney fees and costs), incurred in a proceeding to which the officer, employee, or agent is a party or is threatened to be made a party. The Managers will determine the reasonableness of the expenses incurred and the amount of indemnification if the Managers decide to indemnify an officer, employee, or agent of the Company. Indemnification of an officer, employee, or agent of the Company is not permitted if the acts or omissions in question were taken in a manner involving gross negligence, fraud, other dishonest conduct, or a willful violation of the law.

ARTICLE 12
DISSOLUTION

12.1. **Dissolution**. The Company will be dissolved, and its affairs wound up upon the happening of any of the following events:

(a)   At the time specified in the Articles;

(b)   Upon the entry of a decree of judicial dissolution; or

(c)   Upon Resolution of the Members as provided in **Article 3**.

12.2. **Winding Up**. Upon dissolution, the Company will cease carrying on its business and affairs and will begin to wind them up. The Company will complete the winding up as soon as reasonably practical.

12.3. **Distribution of Assets Upon Dissolution**. In connection with the winding up, the Company's assets will be disposed of in the following order of priority:

(a)   First, to pay the debts and liabilities of the Company, and the expenses of winding up;

(b)   Next, to reimburse the Managers for any out-of-pocket expenses they incur in connection with the winding up and liquidation of the Company;

(c)   Next, to set up any reserve which the Managers deem reasonably necessary to meet the Company's obligations, provided that the balance of the reserve remaining after payment of those obligations will be distributed under **subsection (d)**; and

(d)   To the extent that funds remain after payment in full of the foregoing, a Distribution will be made to each Member in an amount equal to the positive balance in the Member's Capital Account as determined after the adjustments required by Treasury Regulations Section 1.704-1.

12.4. **Source of Return of Capital.** Upon winding up, a Member must look solely to the assets of the Company for the return of the Member's capital contribution, and the Member is entitled only to a cash Distribution in return for the Member's capital contribution. If the Company's assets remaining after the payment or discharge of the Company's obligations are insufficient to return the Member's capital contribution, the Member has no recourse against the Company or any other Member.

ARTICLE 13
MISCELLANEOUS

13.1. **Governing Law**. This Agreement will be governed by and construed in accordance with the laws of the state of Michigan, without regard to conflict of law provisions. Venue for any litigation (or arbitration) relating to this Agreement will be in Oakland County, Michigan, or in the case of litigation in federal court, in the Eastern District of Michigan U.S. District Court. The parties waive any objection based on *forum non conveniens* to any action so filed.

13.2. **Arbitration.** All disputes among the Company, a Manager, or on ore more Members relating to the Company must be resolved using binding arbitration conducted under the commercial arbitration rules of the American Arbitration Association. The arbitration award is enforceable as a judgment of any court having proper jurisdiction. The costs of arbitration will be split equally among all participating parties and each party must bear that party's own expenses.

13.3. **Amendment**. This Agreement may be amended or revoked at any time by Resolution of the Members in accordance with **Article 3**. Any amendment or revocation adopted by Resolution of the Members will be binding on all the Members, including any Member who did not vote in favor of or consent in writing to, the amendment or revocation, except that no amendment may alter a Member's voting rights, tax allocations or Distribution rights, or result in or create any additional liabilities or obligations for a Member, without the consent of the affected Member. Notwithstanding the above, a Manager may amend **Schedule A** without Member approval to reflect the current Sharing Ratios.

13.4. **Severability**. If any provision of this Agreement becomes or is declared by a competent court to be unenforceable, the remainder of this Agreement will not be affected, and this Agreement will be enforced to the greatest extent permitted by law.

13.5. **Proper Notices**. All notices and other communications required or permitted under this Agreement will be deemed to have been given if mailed with postage paid, transmitted by facsimile, transmitted by confirmed electronic mail, personally delivered, or delivered by a commercial delivery service, to the email or postal address reflected in the Company's records.

13.6. **Headings**. The section headings contained in this Agreement are provided for convenience only. They are not intended to be used in construing or interpreting the meaning of any provision of this Agreement.

13.7. **Entire Agreement**. This Agreement and the Articles constitute the entire agreement among the parties with respect to their subject matter, and supersede any prior negotiation, representation, correspondence, understanding, or agreement between the parties relating to the matters addressed in this Agreement and the Articles.

13.8. **Binding Effect**. This Agreement will be binding upon and will inure to the benefit of the parties, and their respective distributees, heirs, successors, and assigns.

13.9. **Creditors**.   None of the provisions of this Agreement are for the benefit of or enforceable by any creditor of the Company, a Manager, or a Member.

13.10. **Waiver.**   The waiver of any breach of this Agreement or the failure to enforce any term or condition of this Agreement will not operate as a waiver of any other breach of this Agreement or constitute a waiver or release of any other rights, in law or at equity, or claims that any party may have against any other party for anything arising out of, connected with, or based upon this Agreement.   No waiver will be enforceable against any party unless set forth in writing and signed by that party.

13.11. **Counterpart Signatures.**   This Agreement may be executed in counterparts, each of which will be deemed an original but all of which together will constitute one and the same document.   A facsimile or other electronic signature will bind the signatory in the same way that an original signature would bind the signatory.

13.12. **Interpretation**.   When permitted by the context, each pronoun used in this Agreement includes the same pronoun in other numbers or another gender, and each noun used in this Agreement includes the same noun in other numbers.   As used in this Agreement, the words "include" and "including" and their variants will not be deemed to be terms of limitation but will instead be deemed to be followed by the words "without limitation."   Except as otherwise indicated in the context, all references in this Agreement to "Sections" and "Schedules" are intended to refer to Sections and Schedules of this Agreement.   Except as otherwise indicated in the context, all references in this Agreement to a "party" or "parties" are intended to refer to the parties to this Agreement.   **Schedule A** and **Appendix I** are part of, and are incorporated by reference into, this Agreement.

13.13. **Advice of Counsel.**   Each Member acknowledges and agrees that:

(a)   Counsel to the Company has prepared this Agreement on behalf of and in the course of its representation of the Company;

(b)   Counsel to the Company has not represented the interest of any individual Member in connection with this Agreement;

(c)   the Member has been advised that a conflict of interest may exist between Member's interest and those of the Company or other Members;

(d)   the Member has been advised to seek the advice of independent legal counsel; and

(e)   the Member has had the opportunity to seek the advice of independent legal counsel.

13.14. **Compliance with Corporate Transparency Act** .   The Members of the Company intend for the Company to comply with its obligations under the Corporate Transparency Act of 2020 (as amended, the "CTA") and with the regulations (the "CTA Regulations") promulgated by the Financial Crimes Enforcement Network ("FinCEN") thereunder.

(a)   **Compliance Officer**. Ryan Angott will serve as the "Compliance Officer" with respect to the Company's duties under the CTA. The Compliance Officer may take any steps reasonably necessary or convenient to cause the Company to perform its obligations under the CTA and the CTA Regulations, including, without limitation, by causing the Company to file any beneficial ownership report that may be required thereunder.

(b)   **Reports.** The Compliance Officer will provide written reports to the Company's Members from time to time regarding the Company's compliance with the CTA, but no less than once per year.

(c)   **CTA Data**. Each Member who owns, directly or indirectly, more than ten percent (10%) of the aggregate membership interest in the Company, will provide to the Compliance Officer such Member's: (1) full legal name, (2) date of birth, (3) residential street address, (4) business street address, and (5) a unique identifying number from one of the following documents: (a) a non-expired passport issued by the United States Government, (b) a non-expired identification document issued to the individual by a State, local government, or Indian tribe for the purpose of identifying the individual, (c) A non-expired driver's license issued to the individual by a State, or (d) A non-expired passport issued by a foreign government to the individual, if the individual does not possess any of the documents described in paragraph (a), (b) or (c), and (6) an image of the document from which the unique identifying number in subsection (c)(5) was obtained which includes both the unique identifying number and photograph of the individual in sufficient quality to be legible or recognizable. The information described in this subsection (c) is referred to as a Member's "CTA Data".

(d)   **Indirect Ownership**. With respect to any Member that is not a natural person, the Member shall provide CTA Data for each natural person (as applicable, an "Indirect Owner") who owns, indirectly or beneficially, more than ten percent (10%) of the aggregate membership interest in the Company indirectly through such Member.

(e)   **Substantial Control Data**. Each Member will also provide to the Compliance Officer any information or documents that may be required to determine whether such Member or any Indirect Owner has "substantial control" over the Company including, without limitation, by (1) serving as a senior officer of the reporting company, (2) having authority over the appointment or removal of any senior officer or a majority or dominant minority of the board of directors (or similar body) of the Company, (3) having any direction, determination, or decision power over, or substantial influence over, important matters affecting the Company, including but not limited to: (A) The nature, scope, and attributes of the business of the Company, including the sale, lease, mortgage, or other transfer of any principal assets of the Company; (B) The reorganization, dissolution, or merger of the Company; (C) Major expenditures or investments, issuances of any equity, incurrence of any significant debt, or approval of the operating budget of the Company; (D) The selection or termination of business lines or ventures, or geographic focus, of the Company; (E) Compensation schemes and incentive programs for senior officers of the Company; (F) The entry into or termination, or the fulfillment or non-fulfillment of significant contracts of the Company; (G) Amendments of any substantial governance documents of the Company, including the articles of organization or similar formation documents, bylaws, and significant policies or procedures of the Company; and (4) any other form of substantial control over the Company. Information and documents provided by any Member for purposes of this subsection (e) is hereinafter referred to a "Substantial Control Data".

(f) **Company Applicant**. The Compliance Officer will collect CTA Data and Substantial Control Data from each individual who is a "company applicant" with respect to the Company, as such term is defined in the CTA Regulations.

(g) **Safeguarding CTA Data**. The Compliance Officer will safeguard the CTA Data and Substantial Control Data collected from Members and any other persons in accordance with this Section through such methods and systems as the Compliance Officer and the Manager may determine.

(h) **Duty to Promptly Report**. Each Member will promptly notify in writing the Compliance Officer of any change in CTA Data or Substantial Control Data previously provided by such Member to the Compliance Officer after such change occurs (but in any even no more than five (5) calendar days after such change occurs).

(i) **Indemnification**. Each Member will indemnify and defend the Company against any third party claim, loss or expense incurred by the Company as a result of (1) any inaccuracy in any CTA Data or Substantial Control Data provided by such Member, or (2) any failure of such Member to provide amended CTA Data or Substantial Control Data to the Compliance Officer within the time period required by subsection (g) above.

ARTICLE 14
DEFINITIONS

For purposes of this Agreement, the following definitions apply:

(a) **"Act"** means the Michigan Limited Liability the Company Act, as amended.

(b) **"Agreement"** means this Operating Agreement, as it may be amended from time to time.

(c) **"Articles"** means the Articles of Organization of the Company, as they may be amended from time to time.

(d) **"Bankruptcy"** means the filing by a Member of any petition in bankruptcy or for the reorganization, liquidation, or a similar relief under any federal or state statute, law, or regulation governing the rights and relief of debtors; or the adjudication of a Member as bankrupt or insolvent; or the acquiescence by a Member to the appointment of a trustee, receiver, or liquidator for all or any substantial part of the Member's assets, or the making by a Member of an assignment for the benefit of creditors or any substantially similar action on the part of a Member.

(e) **"Business Day"** means any day other than a Saturday, a Sunday, or any other day on which national banks in Michigan are generally permitted or required to be closed.

(f) **"Capital Account"** means the Capital Account for each Member described in **Section 6.1**.

(g) **"Code"** means the Internal Revenue Code of 1986, as amended.

(h) **"Company"** means Techlok Solutions, LLC.

(i) **"Contributing Members"** means those Members who pay in an additional capital contribution pursuant to **Section 5.5**.

(j) **"Distribution"** means a direct or indirect transfer of money or other property by the Company to a Member or the incurrence of indebtedness by the Company for the benefit of a Member, in either case, in respect of the Member's Membership Interest. "Distribution" does not include a Member's or officer's reasonable compensation for services rendered to the Company.

(k) **"Effective Date"** is defined in the preamble.

(l) **"Encumbrance"** and its derivatives, as they relate to a Membership Interest, refer to the pledge, grant of a lien, or other security interest or other interest in the Membership Interest that does not result in the Transfer of the Membership Interest.

(m) **"Losses"** means, for each fiscal year or other period, an amount equal to the Company's taxable loss for the fiscal year or other period, if any, determined in accordance with Code Section 703(a).

(n) **"Manager"** has the meaning provided in Section 102(2)(o) of the Act.

(o) **"Member"** means a person who has been admitted to the Company as a member and the "Members" refers to more than one Member. **Schedule A**, as amended, sets forth a list of the Members.

(p) **"Membership Interest"** means a Member's rights in the Company, including the right to receive Distributions and the right to vote.

(q) **"Permitted Assignee"** means with respect to an assigning Member:

(i) The Member's revocable trust, if the Member is the sole settlor, trustee, and current beneficiary of the revocable trust;

(ii) The settlor of a trust that is a Member;

(iii) An existing Member;

(iv) A person who was an owner of the Member at the time the Member was admitted to the Company; or

(v) Any other assignee to which the Managers determine that the restrictions in this Agreement (including the restrictions in **Article 8** should not apply.

(aa) **"Permitted Transfer"** means a Transfer to a Permitted Assignee.

(bb) **"Person"** means an individual (also commonly known as a "natural person"), partnership, limited liability company, trust, custodian, corporation, governmental entity, or any other legal entity.

(cc) **"Prime Rate"** means: (i) the prime rate on the date of death as reported in the *Wall Street Journal* on the relevant date; (ii) if the *Wall Street Journal* is not published on the relevant date, the prime rate as reported in the *Wall Street Journal* on the next day it is published; (iii) if there is more than one prime rate published in the *Wall Street Journal* on the relevant date, the highest published prime rate; or (iv) if the *Wall Street Journal* no longer publishes a prime rate, the prime rate quoted by the financial institution with which the Company maintains its primary banking relationship.

(dd) **"Profits"** means, for each fiscal year or other period, an amount equal to the Company's taxable income for the fiscal year or other period, if any, determined in accordance with Code Section 703(a).

(ee) **"Regular Distribution"** means a Distribution described in **Section 7.1**.

(ff) **"Regulations"** means the income tax regulations, including temporary regulations, promulgated under the Code, as these regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(gg) **"Resolution"** or **"Member Resolution"** means a resolution approved by the required vote of the Members or in a written consent of the Members holding the required voting power to approve the resolution.

(hh) **"Sale of the Company"** means:

i. The acquisition of the Company by means of merger, consolidation, or other form of reorganization in which all of the outstanding Membership Interests are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring entity or its subsidiary, except for (A) a transaction solely to change domicile or a transaction in which the Members immediately prior to the transaction will hold directly or indirectly at least 50% of the voting power of the acquiring entity or its subsidiary, or (B) if immediately prior to the transaction the Members of the Company hold in the aggregate directly or indirectly more than 50% of the voting power of the ascending entity or its subsidiary);

          ii.   A sale of all or substantially all of the assets of the Company to an entity that immediately prior to the acquisition had less than 50% of its voting securities (or the voting securities of its parents, if any) owned directly or indirectly by the Members; or

          iii.   A transaction or series of related transactions in which a purchaser or group of related purchasers acquires Membership Interests representing more than 50% of the then applicable Sharing Ratios.

        (ii)   **"Sharing Ratio**" means the percentage of a Distribution that is allocated to each Member, as reflected on **Schedule A**, as it may be amended from time to time.

        (jj)   **"Tag-Along Interest"** means that portion of the Member's Membership Interest that is the same percentage of the Member's total Membership Interest as the percentage of Proposed Seller's total Membership Interest that the Proposed Seller proposes for Transfer to third parties in a transaction to which Section 8.7 applies.

        (kk)   **"Tag-Along Notice"** means a notice describing a proposed Seller's intended Transfer of Membership Interest to one or more third parties, including in the notice the name and address of each proposed Transferee; the total Sharing Ratio of all of the Membership Interest proposed to be Transferred; and the form of consideration, price, and terms to be received by Proposed Seller in the transaction.

        (ll)   **"Transfer"** and its derivatives, as they relate to a Membership Interest, refer to the sale, gifting, assignment, or other transfer of legal or beneficial ownership of the Membership Interest including any Transfer by operation of law upon death, court order, or the execution of an Encumbrance.

TECHLOK SOLUTIONS, LLC

OPERATING AGREEMENT

MEMBER COUNTERPART SIGNATURE PAGE

IN WITNESS OF THIS OPERATING AGREEMENT, the Manager have signed this Counterpart Signature page on behalf of the Company, and each Member has signed this Counterpart Signature page in the Member's individual capacity as a Member.

THE COMPANY

TECHLOK SOLUTIONS, LLC



By: DocuSigned by: Ryan Angott 5C206C2D734C4CA... 2/24/2023
Ryan Angott, Manager

By: DocuSigned by: Paul Angott F485A847CD15451... 2/23/2023
Paul Angott, Manager

MEMBERS:

By: DocuSigned by: Ryan Angott 5C206C2D734C4CA... 2/24/2023
Ryan Angott, Individually

By: DocuSigned by: Paul Angott F485A847CD15451... 2/23/2023
Paul Angott, Individually

29

SCHEDULE A
TO TECHLOK SOLUTIONS, LLC
OPERATING AGREEMENT

Dated: ____________

Member Name	**Sharing Ratio**
Ryan Angott 4625 Robinwood Royal Oak, MI 48073	__%
Paul Angott 442 Five Gaits Court Bloomfield Hills, MI 48304	__%

[To Be Amended]

THE COMPANY

TECHLOK SOLUTIONS, LLC



By: DocuSigned by: Ryan Angott 5C206C2D734C4CA... 2/24/2023
Ryan Angott, Manager

By: DocuSigned by: Paul Angott F485A847CD15451... 2/23/2023
Paul Angott, Manager

MEMBERS:

By: DocuSigned by: Ryan Angott 5C206C2D734C4CA... 2/24/2023
Ryan Angott, Individually

By: DocuSigned by: Paul Angott F485A847CD15451... 2/23/2023
Paul Angott, Individually

30

APPENDIX I – INTERNAL REVENUE CODE Section 704(b) PROVISIONS AND SPECIAL ALLOCATIONS

**OPERATING AGREEMENT
OF
TECHLOK SOLUTIONS, LLC**

ARTICLE A– DEFINITIONS

A-1   **"Adjusted Capital Account Deficit"** means with respect to any Member's Capital Account, the deficit balance, if any, as of the end of the relevant taxable year or other period. For this purpose, a Member's Capital Account balance will be: (i) reduced for any items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6); and (ii) increased for any amount Member is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5) (relating to minimum gain). This definition of Adjusted Capital Account Deficit is intended to comply with, and will be interpreted consistently with, the provisions of Regulations Section 1.704-1(b)(2)(ii)(d).

A-2   **"The Company Minimum Gain"** means an amount determined by first computing for each the Company Nonrecourse Liability any gain the Company would realize if it disposed of the Company property subject to that liability for no consideration other than full satisfaction of the liability, and then aggregating the separately computed gains. The amount of the Company Minimum Gain includes minimum gain arising from a conversion, refinancing, or other change to a debt instrument, only to the extent a Member is allocated a share of that minimum gain. For any taxable year, the net increase or decrease in the Company Minimum Gain is determined by comparing the Company Minimum Gain on the last day of the immediately preceding taxable year with the Minimum Gain on the last day of the current taxable year. The Company Minimum Gain and increases and decreases in the Company Minimum Gain are intended to be computed in accordance with Code Section 704 and the Regulations and the provisions of this Agreement must be modified if necessary to achieve this result. A Member's share of the Company Minimum Gain at the end of any taxable year equals: (i) the sum of Nonrecourse Deductions allocated to the Member (and to the Member's predecessors in interest) up to the time of proceeds of a nonrecourse liability allocable to an increase in the Company Minimum Gain; (ii) minus the sum of the Member's (and the Member's predecessors in interest) aggregate share of the net decreases in the Company Minimum Gain plus their aggregate share of decreases resulting from revaluations of the Company property subject to one or more the Company Nonrecourse Liabilities.

A-3   **"The Company Nonrecourse Liability"** means the Company liability to the extent that no Member or related person bears the economic risk of loss (as defined in Regulations Section 1.602-2) with respect to the liability.

A-4   **"Member Minimum Gain"** means an amount determined by first computing for each Member Nonrecourse Liability any gain the Company would realize if it disposed of the Company property subject to that liability for no consideration other than full satisfaction of the liability, and then aggregating the separately computed gains. The amount of Member Minimum Gain includes minimum gain arising from a conversion, refinancing, or other change to a debt instrument, only to the extent Member is allocated a share of the minimum gain. For any taxable year, the net increase or decrease of Member Minimum Gain is determined by comparing Member Minimum Gain on the last day of the immediately preceding taxable year with Member Minimum Gain on the last day of the current taxable year. Member Minimum Gain and increases and decreases in Member Minimum Gain are intended to be computed in accordance with Code Section 704 and the Regulations and the provisions of this Agreement must be modified if necessary to achieve this result.

A-5   **"Member Nonrecourse Deductions"** means all items of loss, deduction, or expenditure described in Code Section 705(a)(2)(B) that, in accordance with the principles of Regulations Section 1.704-2(i)(2) are attributable to a Member Nonrecourse Liability.

A-6   **"Member Nonrecourse Liability"** means any Company Liability to the extent the liability is nonrecourse under state law, and on which a Member or related person bears the economic risk of loss under Regulations Section 1.602-2 because, for example, the Member or related person is the creditor or a guarantor.

A-7   **"Nonrecourse Deductions"** has the meaning provided in Regulations Section 1.704-2(b)(1) and 1.704-2(c).

A-8   **"Nonrecourse Liabilities"** means the Company Nonrecourse Liabilities and Member Nonrecourse Liabilities.

A-9   **"Regulatory Allocations"** means the allocations provided in Sections B-2 through B-8, below.

A-10   "**Tax Items**" means profits, losses, income, gains, credits, and any other tax items.

All other capitalized terms have the meaning provided in the Agreement to which this Appendix is attached.

ARTICLE B - CODE Section 704(b) PROVISIONS

B-1   **Allocations of Tax Items**. Except as otherwise required by this **Article B**, all Tax Items will be apportioned among the Members in accordance with **Article 6** of the Agreement.

B-2   **The Company Minimum Gain Chargeback**. If there is a net decrease in the Company Minimum Gain for a taxable year, each Member must be allocated items of income and gain for that taxable year equal to the Member's share of the net decrease in the Company Minimum Gain. A Member's share of the net decrease in the Company Minimum Gain is the amount of the total net decrease multiplied by the Member's percentage share of the Company Minimum Gain at the end of the immediately preceding taxable year. A Member's share of any decrease in the Company Minimum Gain resulting from a revaluation of the

Company property equals the increase in the Member's Capital Account attributable to the revaluation to the extent the reduction in minimum gain is caused by the revaluation. A Member is not subject to the Company Minimum Gain Chargeback Requirement to the extent the Member's share of the net decrease in the Company Minimum Gain is caused by a guarantee, refinancing, or other change in the debt instrument causing it to become partially or wholly a recourse liability under applicable law or a Member Nonrecourse Liability, and the Member bears the economic risk of loss (within the meaning of Regulation Section 1.602-2) for the newly guaranteed, refinanced, or otherwise changed liability.

B-3 **Member Minimum Gain Chargeback**. If, during a taxable year there is a net decrease in Member Minimum Gain, any Member with a share of the Member Minimum Gain (as determined under Regulation Section 1.704-2(i)(5)) as of the beginning of that taxable year must be allocated items of income and gain for that taxable year (and, if necessary, for succeeding taxable years) equal to the Member's share of the net decrease in the Company Minimum Gain. A Member's share of the net decrease in Member Minimum Gain is determined in a manner consistent with the provisions of Regulation Section 1.704-2(g)(2). A Member is not subject to this Member Minimum Gain Chargeback, however, to the extent the net decrease in Member Minimum Gain arises because the liability ceases to be Member Nonrecourse Liability due to a conversion, refinancing, or other change in the debt instrument that causes it to become partially or wholly a Company Nonrecourse Liability. The amount that would otherwise be subject to the Member Minimum Gain Chargeback is added to the Member's share of the Company Minimum Gain. In addition, rules consistent with those applicable to the Company Minimum Gain will be applied to determine the shares of Member Minimum Gain and Member Minimum Gain Chargeback to the extent provided under the Regulations issued pursuant to Code Section 704(b).

B-4 **Nonrecourse Deductions**. Nonrecourse Deductions for any taxable year will be allocated to the Members in the same ratio that Tax Items are allocated to the Members for the taxable year in accordance with Regulations Section 1.704-2(b)(i).

B-5 **Member Nonrecourse Deductions**. Member Nonrecourse Deductions will be allocated solely to the Member that bears the economic risk of loss (as defined in Regulations Section 1.704-2(b)) with respect to the Member Nonrecourse Liability to which the Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i). If more than one Member bears the economic risk of loss with respect to a Member Nonrecourse Liability, the Member Nonrecourse Deduction will be allocated between or among the Members in accordance with the ratios in which they share the economic risk of loss.

B-6 **Qualified Income Offset**. If a Member unexpectedly receives an adjustment, allocation, or distribution as described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), Section 1.704-1(b)(2)(ii)(d)(5), or Section 1.704-1(b)(2)(ii)(d)(6), items of the Company income and gain will be specially allocated to the Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible. An allocation pursuant to this paragraph will be made only if and to the extent the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been tentatively made.

B-7 **Gross Income Allocation**. If a Member has a deficit Adjusted Capital Account at the end of any taxable year that is in excess of the amount the Member is obligated to restore or is deemed to be obligated to restore pursuant to Regulations Section 1.704-2(g) and 1.704-2(i)(5), the Member will be specially allocated items of the Company income and gain in the amount of the excess to increase the capital account balance to zero as quickly as possible. An allocation pursuant to this paragraph will be made only if and to the extent Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been tentatively made.

B-8 **Code Section 704 Adjustments**. If an adjustment to the adjusted tax basis of any the Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining the amount of adjustment to Capital Accounts as the result of a distribution to a Member in complete liquidation of the Member's Membership Interest, the amount of the adjustment to the Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis) and the gain or loss will be specially allocated to each Member in a manner consistent with the manner in which the Member's Capital Account is required to be adjusted pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2), or if Regulations Section 1.704-1(b)(2) (iv)(m)(4) applies, to the Members to whom the distribution was made.

B-9 **Curative and Regulatory Allocations**. The Regulatory Allocations are intended to comply with certain requirements of Regulations Section 1.704-1(b) and 1.704-2(b). The Members intend that, to the extent possible, all Regulatory Allocations will be offset either with other Regulatory Allocations or with special allocations of other Tax Items of the Company. The Company is instructed to make offsetting special allocations, taking into account the Regulatory Allocations of the Company Tax Items so that, after the offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance the Member would have had if the Regulatory Allocations were not part of this Agreement and all the Company Tax Items were allocated pursuant to **Article 6** of the Agreement. In determining the allocations under this **Section B-9**, consideration will be given to future allocations under **Section B-2** and **Section B-3** of this **Article B** that although not yet made or required, are likely to offset other relevant allocations under this Agreement.

B-10 **Allocations to Transferred Membership Interests**. If a Member Transfers a Membership Interest, regardless of whether the Transferee becomes a Member, all Tax Items for the taxable year in which the Transfer occurs will be allocated for United States Federal income tax purposes between the Transferor and the Transferee on a pro rata basis based upon the actual number of days during the taxable year that each of the Transferor and the Transferee held the Membership Interest, except to the extent otherwise required by Code Section 706(d).

B-11 **Special Allocations of Interest Expense**. To the extent that the Company borrows money from a Member, deductions for interest paid to the loaning Member will be allocated to the loaning Member who received the interest payment.

B-12 **Revaluations**. In connection with a contribution of money, other property (other than a de minimis amount), or services to the Company by a new or existing Member as a consideration for a Membership Interest in the Company, or in connection with a distribution of money or other property (other than a de minimis amount) by the Company to a withdrawing or continuing Member as consideration for redemption of a Membership Interest in the Company, the Capital Accounts of the Members will be increased or decreased to reflect a revaluation of the Company property on the Company's books in accordance with the capital accounting rules of Regulations Section 1.704-1(b)(2)(iv)(f). If the Company is liquidated, within the meaning of Regulations Section 1.704-1(b)(ii)(g), the Capital Accounts of the Members will be increased or decreased to reflect a revaluation of the Company property on the Company's books in accordance with the capital accounting rules of Regulations Section 1.704-1(b)(2)(iv)(f).

TECHLOK SOLUTIONS, LLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

For the year ending December 31, 2024



Independent Accountants' Review Report

To the Members of
TechLok Solutions, LLC

We have reviewed the accompanying financial statements of TechLok Solutions, LLC (the "LLC"), which comprise the Balance Sheets as of December 31, 2024 and 2023, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services (SSARS) promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with GAAP. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of TechLok Solutions, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our review engagements

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America

Headquarter: 8 The Green, Ste D, Dover, Kent DE 19901, USA
Branches: US, UK, India, Australia, Canada, Ireland, Singapore, Dubai
Contact us at: +1-9292071552; +91-9347615805; +91-9717435034
Email us at: info@atandfinternational.com | Web: www.atandfinternational.com



AT&F

AT&F International, Inc.

your global partner to thrive your business

Restrictions on Use

This report is intended solely for the use of the management and members of the LLC and should not be used by third parties without our prior written consent.

SAGAR BAJAJ, CPA
License No.: CA-0014602
AT and F International, Incorporated
Firm License No.: CF-0010000
Kent, Dover, DE-19901

April 8th, 2025

Headquarter: 8 The Green, Ste D, Dover, Kent DE 19901, USA
Branches: US, UK, India, Australia, Canada, Ireland, Singapore, Dubai
Contact us at: +1-9292071552; +91-9347615805; +91-9717435034


TechLok Solutions, LLC
Balance Sheet
As of December 31, 2024 and 2023


Description	As of Dec 31, 2024	As of Dec 31, 2023
ASSETS		
Current Assets		
Bank Accounts		
Paypal Business	1,963.78	0.00
QuickBooks Checking Account	114.42	114.42
Savings	708.53	0.00
TechLok Business xxx6709	96,379.21	61,171.30
Wise Account Balance	35.21	0.00
Total Bank Accounts	$ 99,201.15	$ 61,285.72
Accounts Receivable		
Accounts Receivable (A/R)	131.91	0.00
Total Accounts Receivable	$ 131.91	$ -
Other Current Assets		
Amazon - US Clearing Account	29.07	
Total Channel Clearing Account	$ 29.07	$ -
Inventory Asset		
Finished Goods - Accessories	56,382.00	9,197.00
Finished Goods - Laplok	6,069.00	0.00
Finished Goods - Laploks - not used	0.00	4,260.00
Raw Materials	1,090.00	51,437.00
Total Inventory Asset	$ 63,541.00	$ 64,894.00
Prepaid Inventory	0.00	38,592.00
Undeposited Funds	0.00	33,000.00
Total Other Current Assets	$ 63,570.07	$ 136,486.00
Total Current Assets	$ 162,903.13	$ 197,771.72
Fixed Assets		
Domain Name	3,000.00	3,000.00
Total Fixed Assets	$ 3,000.00	$ 3,000.00
Other Assets		
Accumulated Amortization	(2,063.54)	(687.86)
Accumulated Depreciation	(16,263.44)	(18,138.44)
Patent and Trademarks	25,173.80	25,173.80
Tooling Asset	104,775.00	125,386.94
Total Other Assets	$ 111,621.82	$ 131,734.44
TOTAL ASSETS	$ 277,524.95	$ 332,506.16
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	73,989.57	52,732.97
Total Accounts Payable	$ 73,989.57	$ 52,732.97
Credit Cards		
Amex Blue 82002	15,029.42	23,922.05
Amex Gold 03005	19,514.29	12,886.75
Capital One Credit Card	0.00	989.11
Total Credit Cards	$ 34,543.71	$ 37,797.91
Other Current Liabilities		
Note Payable - Other	60,253.88	0.00
Sales Tax Payable	246.64	0.00
Total Other Current Liabilities	$ 60,500.52	$ -
Total Current Liabilities	$ 169,033.80	$ 90,530.88
Long-Term Liabilities		
Notes Payable - Convertible Note	530,000.50	0.00
Partner Loan	172,751.00	113,726.00
Total Long-Term Liabilities	$ 702,751.50	$ 113,726.00
Total Liabilities	$ 871,785.30	$ 204,256.88
Equity		
Owner's Investment	1,889,700.00	1,280,200.00
Retained Earnings	(1,151,950.72)	(355,874.46)
Net Income	(1,332,009.63)	(796,076.26)
Total Equity	$ (594,260.35)	$ 128,249.28
TOTAL LIABILITIES AND EQUITY	$ 277,524.95	$ 332,506.16

TechLok Solutions, LLC
Profit and Loss
January - December 2024, 2023

Description	Jan - Dec 2024	Jan - Dec 2023
Income		
Laplok	15,282.71	77.15
Accessories	17,768.86	417.90
Amazon Reimbursement	25.21	0.00
Refund / Discounts	(8,962.89)	0.00
Shipping Revenue	1,061.98	0.00
Total Income	$ 25,175.87	$ 495.05
Cost of Goods Sold		
Advertising and Marketing - COS	66.78	0.00
Air Freight Differential	10,253.00	2,660.00
Amazon Selling Fees	8,151.58	0.00
Depreciation Expense - COS	15,641.00	18,138.44
Development Cost	6,660.00	0.00
Freight In	19,389.12	8,752.85
Freight Out	8,498.52	919.50
Non Capitalized Equipment Costs	0.00	27,740.25
Online selling expenses	27,856.22	0.00
Accessories - COGS	11,774.28	0.00
Inventory Adjustment	48,351.70	46,601.20
LapLok - COGS	34,853.00	0.00
Quality Control	15,034.00	19,533.38
Shopify Selling Expense	4,939.59	0.00
Total Cost of Goods Sold	$ 211,468.79	$ 124,345.62
Gross Profit	$ (186,292.92)	$ (123,850.57)
Expenses		
Advertising & Marketing	104,734.37	85,650.66
Amortization Expense	1,375.68	687.86
Apparel and Uniform	774.90	197.43
Bank Charges & Fees	2,349.47	618.25
Car & Truck	364.76	165.80
Contractors and Professional Services:		
Distribution Costs	0.00	500.00
Engineering	27,219.99	98,549.29
Executive	149,834.70	61,489.06
Legal and Accounting	48,563.30	33,843.80
Marketing and Sales	120,782.49	26,388.50
Operations	228,428.00	106,042.00
Other	42,416.59	6,959.95
Referral Fees	3,295.59	14,200.00
Virtual Assistant	98,516.69	76,677.43
Donation	362.69	0.00
Dues and Membership	2,344.00	1,459.00
Insurance	3,023.00	3,563.00
Interest	30,171.88	915.76
Meals & Entertainment	18,880.66	11,300.20
Melio Credit card fee	837.68	2,509.99
Merchant Service Fees	1,631.89	24.48
Miscellaneous	94.50	1,300.29
Office Supplies & Software	44,626.90	21,930.57
Phone	777.84	419.07
Professional Development	33,903.58	47,899.41
QuickBooks Payments Fees	225.83	0.75
Royalty Expense	627.00	
Samples and Prototypes	16,609.29	12,714.24
Storage		4.50
Taxes & Licenses	25.00	330.00
Travel	63,626.20	57,491.68
Other Expenses	272.77	847.78
Website	0.00	502.64
Total Expenses	$ 1,046,697.24	$ 675,183.39
Net Operating Income	$ (1,232,990.16)	$ (799,033.96)
Other Income		
Interest Income	3,864.38	1,700.00
Other Income	1,988.59	1,257.70
Total Other Income	$ 5,852.97	$ 2,957.70
Loss on disposition of fixed assets	104,872.44	
Total Other Expenses	$ 104,872.44	$ -
Net Other Income	$ (99,019.47)	$ 2,957.70
Net Income	$ (1,332,009.63)	$ (796,076.26)

TechLok Solutions, LLC
Statement of Cash Flows
January - December 2024, 2023

Description	Jan-Dec 2024	Jan-Dec 2023
OPERATING ACTIVITIES		
Net Income	(1,332,009.63)	(796,076.26)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	(131.91)	-
Amazon Deposit	-	-
Channel Clearing Account:Amazon - US Clearing Account	(29.07)	
Channel Reserve Balance:Amazon Reserve Balance	-	-
Inventory Asset	-	-
Inventory Asset:Finished Goods - Accessories	(47,185.00)	(9,197.00)
Inventory Asset:Finished Goods - Laplok	(6,069.00)	-
Inventory Asset:Finished Goods - Laploks - not used	4,260.00	(4,260.00)
Inventory Asset:Raw Materials	50,347.00	(51,437.00)
Prepaid Inventory	38,592.00	(38,592.00)
Shopify Deposits	-	-
Undeposited funds	33,000.00	(33,000.00)
Uncategorized Asset	-	-
Domain Name	-	(3,000.00)
Accumulated Amortization	1,375.68	687.86
Accumulated Depreciation	(1,875.00)	18,138.44
Patent and Trademarks	-	34,826.20
Tooling Asset	20,611.94	(68,264.00)
Accounts Payable (A/P)	21,256.60	22,243.00
Amex Blue 82002	(8,892.63)	8,143.03
Amex Gold 03005	6,627.54	12,886.75
Capital One Credit Card	(989.11)	686.18
Citi Credit Card	-	(10,862.00)
Wells Credit Card	-	(25,886.70)
Channel Sales Tax Payable:Amazon Sales Sales Tax	-	-
Michigan Department of Treasury Payable	-	-
Note Payable - Other	60,253.88	61,300.00
Sales Tax Payable	246.64	-
Unearned Revenue	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 171,399.56	$ (85,587.24)
Net cash provided by operating activities	$ (1,160,610.07)	$ (881,663.50)
FINANCING ACTIVITIES		
Intuit Loan	-	(12,494.42)
Notes Payable - Convertible Note	530,000.50	
Partner Loan	59,025.00	-
Opening Balance Equity	-	-
Owner's Investment	609,500.00	849,200.00
Net cash provided by financing activities	$ 1,198,525.50	$ 836,705.58
Net cash increase for period	$ 37,915.43	$ (44,957.92)
Cash at beginning of period	61,285.72	106,243.64
Cash at end of period	$ 99,201.15	$ 61,285.72

TechLok Solutions, LLC
Statements of Changes in Members' Equity
For the year ended December 31, 2024

Particulars	Members' contributed equity		Undistributed net operating income		Total members' equity	
Members equity as on 31st December 2023	$	1,280,200.00	$	(1,151,950.72)	$	128,249.28
Member's contribution	$	609,500.00			$	609,500.00
Undistributed net operating income			$	(1,332,009.63)	$	(1,332,009.63)
Members equity as on 31st December 2024	$	1,889,700.00	$	(2,483,960.35)	$	(594,260.35)

TechLok Solutions, LLC

Notes to accounts - December 2024

1. Basis of Accounting

The financial statements are prepared in accordance with **accounting principles generally accepted in the United States of America (US GAAP)** using the **accrual basis of accounting**. Under this basis, revenues are recognized when earned, and expenses are recognized when incurred, regardless of when cash transactions occur.

2. Revenue Recognition

Revenue is recognized when earned and realizable in accordance with **ASC 606 – Revenue from Contracts with Customers**. The Company satisfies its performance obligations when control of the goods transfers to customers, typically upon shipment or delivery. Revenue is recorded net of returns, discounts, and allowances, as applicable.

3. Inventory Valuation

Inventory is stated at the **lower of cost or market value**, determined using the **First-In, First-Out (FIFO)** method. Cost includes the purchase price and any directly attributable costs necessary to bring inventory to its present location and condition. Market value is based on the net realizable value of the inventory.

4. Property, Plant & Equipment (PPE)

Property, plant, and equipment are recorded at **historical cost**, including expenditures directly related to the acquisition or construction of the assets. Depreciation is provided using the **straight-line method** over the estimated useful lives of the respective assets, generally ranging between **3 to 5 years**. Maintenance and repair costs are charged to expense as incurred, whereas major improvements are capitalized.

5. Income Taxes

TechLok Solutions, LLC is treated as a **pass-through entity** for U.S. federal and state income tax purposes. As such, the Company does not incur income taxes at the entity level. Instead, income or losses are reported by the individual members on their respective tax returns. Therefore, no provision for income taxes has been included in these financial statements.

6. Members' Equity

Members' equity consists of the **initial and additional capital contributions** made by the members and the **accumulated retained earnings or losses** from operations. Distributions to members are made in accordance with the Company's operating agreement and are recorded when declared.

7. Contingent Liabilities

As of the reporting date, there are **no known contingent liabilities** requiring disclosure under US GAAP. Management has assessed the Company's obligations and is not aware of any existing or pending legal claims, guarantees, or other contingencies.